EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months and nine months ended September 30, 2018 and the most recently issued annual consolidated financial statements for the year ended December 31, 2017 ("Consolidated Financial Statements"). All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•	Cash costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	Co-product cash costs per pound of copper produced;

•	All-in sustaining costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	All-in sustaining co-product costs per pound of copper produced;

•	Net debt;

•	Net free cash flow;

•	Average realized price per ounce of gold/silver sold; and

•	Average realized price per pound of copper sold.

Definitions and reconciliations associated with the above metrics can be found in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

1.     HIGHLIGHTS AND RELEVANT UPDATES

OVERVIEW

•
Total gold production was above expectations for the third quarter of 2018 at costs at or lower than guidance ranges, with gold production for Yamana Mines(viii) of 246,788 ounces, an increase of 10% compared to the previous quarter and 11% compared to the third quarter of 2017.

•
Successful first quarter of commercial production at Cerro Moro resulting in gold production of 38,083 ounces at an average mill feed grade of 16.15 g/t and recovery rate of 92.5%. The mine is well positioned to deliver on 2018 production guidance as throughput and grades are expected to increase further in the fourth quarter based on plan. Additionally, costs were below guidance with total cost of sales of $985 per ounce of gold sold and Co-product Cash Costs(iii) of $489 per ounce of gold produced.

•
Copper production of 28.6 million pounds was in line with plan, while silver production of 2.5 million ounces continues to track higher in relation to prior year, benefiting from the ramp up at Cerro Moro.

•	Strong year-to-date operating performance was attributable to above-expectation gold production at Chapada, Canadian Malartic and Jacobina.

•
Cash flows from operating activities of $64.5 million and cash flows from operating activities before net change in working capital during the quarter of $86.6 million. These were net of amortization of deferred revenue, $41.7 million of which were related to deferred revenue recognized attributable to deliveries under the Company’s copper advanced sales program during the quarter. The Company's copper advanced sales program’s deliveries began during the quarter and will continue until mid-2019. If not for the timing difference of cash proceeds attributable to this transaction, the Company’s cash flows from operating activities before net change in working capital would have been higher by those amounts during the quarter as follows:

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(In millions of US Dollars, unless otherwise noted)	For the three months ended
Illustration of impact due to copper advanced sales program	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018 (ii)	March 31, 2019 (ii)	June 30, 2019 (ii)	Cumulative impact
Copper pounds to be delivered per contract (millions)			13.2	10.7	8.2	8.2	40.3

Cash flows from operating activities before net change in working capital (i)	$206.4	$157.5	$86.6	_	_	_
Impact due to copper advanced sales program	(125.0)	—	41.7	33.3	25.1	24.9	—
Cash flows from operating activities before net change in working capital, normalized due to copper advanced sales program (i)	$81.4	$157.5	$128.3	_	_	_

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A. Adjusted operating cash flows are adjusted for payments not reflective of current period operations and advance payments received pursuant to metal purchase agreements.

(ii)	For illustration purposes only; the Company intends to provide information each subsequent period reflecting the impact due to copper advanced sales program over its term.

•	Annual guidance updates are as follows:

◦
The Company increases its guidance for production to 920,000 ounces of gold, from the initially guided 900,000 ounces of gold for Yamana Mines, resulting from better-than-plan operating results through the first nine months and including a favourable ramp up at Cerro Moro. Gualcamayo is expected to meet or exceed previously provided guidance.

◦
Based on Chapada's strong performance to date and forecast improvements into the fourth quarter of the 2018, the Company is increasing full year guidance for copper production to approximately 125 million pounds compared to 120 million pounds initially guided.

◦
With higher-than-plan gold production in the first nine months of 2018, cumulative precious metals production for 2018 is expected to exceed guidance as gold production is forecast to offset lower-than-plan silver production, specifically at El Peñón. Through the first nine months of 2018, El Peñón experienced an increased proportion of silver sulphides and silver sulphosalts from Ventura, anticipated to be mitigated in the fourth quarter from blending opportunities resulting from the ramp-up of development. Consequently, the Company is revising its consolidated guidance for silver production to approximately 7.55 million ounces, from the initially guided 8.15 million ounces, with the difference attributable to El Peñón.

◦Costs for 2018 are expected to be below the bottom end of previously guided ranges per below. All cost metrics continue to benefit from higher production, operational efficiencies and the depreciation of local currencies.

2018 Guidance, excluding Brio Gold and Gualcamayo	Gold	Silver	Copper (Chapada)
Total cost of sales per ounce or pound sold	$1,010 - $1,030	$15.00 - $15.25	$1.80 - $1.85
Co-product cash costs per ounce or pound produced (i)	$630 - $650	$9.00 - $9.25	$1.60 - $1.65
Co-product AISC costs per ounce or pound produced (i)	$850 - $870	$12.25 -$12.50	$1.80 - $1.85
By-product cash costs per ounce produced (i)	$460 - $480	$6.75 - $7.00	—
By-product AISC costs per ounce produced (i)	$725 - $745	$10.50 - $10.80	—
(i) A cautionary note regarding non-GAAP financial measures and additional subtotals in financial statements is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

•	Continuation of a strong safety record during the third quarter with improvements over the first half of the year.

•
On September 4, 2018, the Argentine Executive Branch established an export tax capped at 12% over all goods exported from Argentina, applicable from September 4, 2018, to December 31, 2020. Based on current exchange rates the tax is payable at AR$ 4 per US Dollar for bullion and unrefined gold, and at AR$ 3 per US Dollar for unrefined silver and zinc, copper and precious metal ores and their concentrates. The Company is challenging the constitutionality of the export tax and will also exercise its rights to tax stability pursuant to Argentina’s Mining Investments Law No. 24,196, which entitles the Company to recover taxes in excess of the overall tax burden at the time of the filing of the feasibility studies, in 2007 for Gualcamayo and 2012 for Cerro Moro. For the three months ended September 30, 2018, this export tax resulted in an accrual and expense of approximately $2.5 million.

•	Subsequent to the quarter end, the Company entered into a sale transaction with Mineros S.A. ("Mineros") to sell 100% of its interest in the Gualcamayo Mine. The total consideration comprises:

◦	$30.0 million in cash, payable at closing;

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◦
An additional $30.0 million in cash upon declaration of commercial production of the Deep Carbonates project, which is an undeveloped mineral resource below the existing oxide gold mineralization at Gualcamayo;

◦	A 2% net smelter return royalty (“NSR”) at Gualcamayo on metal produced after the initial 396,000 ounces, capped at $50.0 million (excluding products produced from the Deep Carbonates Project); and

◦	A 1.5% uncapped NSR on products produced from the Deep Carbonates project.

The transaction was structured to provide both immediate payments and value, and future payments and value. The sale transaction is consistent with the Company's stated approach to focus on operation and projects where there is more certainty of any or all of production, costs, longer life and capital requirements. Furthermore, with the two NSRs the Company preserves considerable upside value from this structure, both to metal prices and new discoveries and production, in relation to its carrying value.

The total value of the consideration for Gualcamayo resulting from the sale transaction is in line with recent market valuations for comparable assets.  These valuations are reflective of the current commodity price environment, which is approximately $100 per ounce of gold lower than as of December 31, 2017.  This total value is estimated at approximately $85.0 million and, as such, the carrying value of Gualcamayo has been reduced to this amount resulting in an impairment loss of $75.0 million net of tax ($89.0 million pre-tax).  However, the consideration offers considerable upside as noted above. (Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements for additional details).

Separately, the Company has also entered into an option agreement with Mineros, pursuant to which Mineros has the option to acquire up to a 100% interest in the La Pepa gold project located in Chile.  The option agreement allows Mineros to earn an undivided 20% interest in La Pepa once project expenditures aggregating $5.0 million have been made, an additional 31% for a payment of approximately $5.0 million and project expenditures aggregating $15.0 million, and the remaining 49% at the proportionate fair market value at the time of exercise. The Company determined that the option agreement and, in particular Mineros undertaking a work plan, which the Company supports, provides a low risk approach to surface value from Le Pepa, and is consistent with the Company’s focus on pursuing opportunities with more certainty, while preserving exposure to upside value.

The Sale Transaction is subject to customary regulatory and third party approvals and other customary closing conditions and is expected to close by the end of the year.

•
As an active member of the World Gold Council, the Company will adopt the updated version of the Guidance Note on All-in Sustaining Costs to be released before the end of 2018. The updated version of the Guidance Note is to include incremental enhancements and the effect of impending new accounting standards. Application of the Guidance Note ensures that the Company meets its objectives of providing transparency into cost metrics and enhances comparability in the industry.

•	The Company's financial position remains strong:

◦	The Company has entered into option contracts relating to a portion of its exposure to Brazilian Reais in 2019, locking in beneficial movements in foreign exchange rates.

◦	Lower debt and a 3% lower Net Debt(iii) as at September 30, 2018, of $1.66 billion, compared to $1.71 billion as at December 31, 2017.

OPERATING

•
Gold production for Yamana Mines(viii), as shown in the table below, increased by 11% in the third quarter of 2018, compared to the third quarter of 2017. Relative to the third quarter of 2017, individual mine quarterly results included increases of 8% at Canadian Malartic and 2% at Jacobina, in addition to the contribution of 38,083 ounces of gold from Cerro Moro, which reached commercial production towards the end of the second quarter of 2018. Lower production at the other mines was more than compensated by the aforementioned increases. Gualcamayo production, which is excluded from Yamana Mines but included in “Total Yamana(i)", totalling 22,054 ounces of gold was in line with budget but, as expected, lower than the 34,183 ounces of gold in the comparative period in 2017, as the updated mine plan for Gualcamayo considers lower production run rates for the existing oxide mineral reserves.

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	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
Gold
Production - Yamana Mines (ounces) (viii)	246,788	223,272	670,426	608,435
Production - Total Yamana (ounces) (i)	268,842	257,455	740,420	717,709
Sales - Yamana Mines (ounces) (viii)	238,288	223,414	648,556	600,714
Sales - Total Yamana (ounces)	260,217	256,359	720,042	710,090
Sales - consolidated (ounces)	260,217	299,588	790,794	845,691
Per ounce data (ii)
Revenue	$1,183	$1,264	$1,261	$1,243
Average realized price (iii)(iv)	$1,213	$1,278	$1,282	$1,256
Average market price (v)	$1,213	$1,278	$1,283	$1,251
Total cost of sales - Yamana Mines (vi) (vii)	$989	$950	$1,002	$989
Total cost of sales - Total Yamana (vi)	$998	$999	$1,026	$1,045
Total cost of sales - consolidated (vi)	$998	$1,022	$1,040	$1,059
Co-product cash costs - Yamana Mines (iii) (vii)	$618	$608	$633	$625
Co-product cash costs - Total Yamana (iii)	$650	$672	$664	$676
Co-product AISC - Yamana Mines (iii) (vii)	$824	$834	$838	$864
Co-product AISC - Total Yamana (iii)	$849	$874	$859	$884
By-product cash costs - Yamana Mines (iii) (vii)	$484	$407	$456	$495
By-product AISC - Yamana Mines (iii) (vii)	$745	$668	$712	$785

•	Silver production was more than double the production in the same period of 2017, mainly from the contribution from Cerro Moro, as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
Silver (vii)
Production (ounces)	2,549,011	1,431,211	4,758,351	3,833,718
Sales (ounces)	1,899,642	1,574,943	3,935,785	4,043,957
Per ounce data (ii)
Revenue	$15.16	$16.64	$15.98	$16.89
Average realized price (iii)(iv)	$15.14	$16.66	$15.98	$16.92
Average market price (v)	$15.00	$16.84	$16.10	$17.16
Total cost of sales (vi)	$17.15	$14.15	$16.43	$14.41
Co-product cash costs (iii)	$7.93	$10.53	$9.10	$10.36
Co-product AISC (iii)	$10.16	$13.70	$11.73	$13.96
By-product cash costs (iii)	$5.96	$8.64	$6.58	$8.91
By-product AISC (iii)	$8.89	$12.24	$9.94	$13.12

•
Copper production of 28.6 million pounds was 23% lower than in the third quarter of 2017. Consistent with the updated production guidance, the Company forecasts higher production in the fourth quarter of 2018, with the increase expected from the delivery of higher mill feed grades.

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	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
Copper
Production (millions of pounds)	28.6	37.1	90.1	92.7
Sales (millions of pounds)	28.6	36.5	88.0	86.9
Per pound data (ii)
Revenue	$2.80	$2.43	$2.70	$2.36
Average realized price (iii)(iv)	$2.93	$2.89	$3.03	$2.69
Average market price (v)	$2.77	$2.88	$3.01	$2.70
Total cost of sales (vi)	$1.80	$1.63	$1.71	$1.76
Co-product cash costs (iii)	$1.64	$1.35	$1.52	$1.55
Co-product AISC (iii)	$2.03	$1.44	$1.77	$1.77
_____________________________________________

(i)
Total Yamana includes Gualcamayo's gold production of 22,054 and 69,994 ounces for the three and nine months ended September 30, 2018, respectively (34,183 and 109,274 ounces for the three and nine months ended September 30, 2017, respectively).

(ii)	Cost of sales are per ounce/pound sold and cash costs and AISC are per ounce/pound produced.

(iii)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements are included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(iv)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(v)	Source of information: Bloomberg.

(vi)	Cost of sales consists of the sum of 'cost of sales excluding Depletion, Depreciation and Amortization' ("DDA") plus DDA.

(vii)	Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

(viii)	Yamana Mines includes Chapada, El Peñón, Canadian Malartic, Jacobina, Minera Florida and Cerro Moro, and excludes Gualcamayo as it is classified as a disposal group held for sale.

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

•	The Company's Total Recordable Injury Frequency Rate was 0.66(i) at the end of the third quarter which is a decrease from the first half of the year rate and comparatively low by industry standards.

•
On September 13, 2018, the Company signed an Exploration Agreement with Red Sucker Lake First Nations in relation to the Monument Bay exploration site in Northern Manitoba. This is an important step allowing the Company to solidify a strategic collaboration with this community, as it continues to advance the project.

(i) Calculated on 200,000 hours worked and includes employees and contractors.

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FINANCIAL

For the three months ended September 30, 2018

•
Revenue for the three-month period ended September 30, 2018 decreased, mostly due to 5% lower realized gold prices, partly offset by 1% higher realized copper prices, compared to the three-month period ended September 30, 2017. Revenue was also impacted by lower consolidated quantities sold, as there were attributable ounces from Brio Gold in 2017. At Cerro Moro, due to the timing of shipments, production exceeded sales by approximately 9,400 ounces of gold and 640,000 ounces of silver, which remained in inventory as at September 30, 2018. The normalization of inventory at Cerro Moro will occur in the fourth quarter of 2018, and is expected to reach approximately half of current levels. At the average prices observed in the third quarter, this inventory normalization would add in excess of $10.0 million to revenue.

•
Net loss attributable to the Company's equityholders for the three months ended September 30, 2018 was $81.3 million or $0.09 per share basic and diluted, compared to net earnings of $45.7 million or $0.05 per share basic and diluted for the three months ended September 30, 2017. This includes certain non-cash and other items that may not be reflective of current and ongoing operations reducing the Company's earnings by $104.9 million or $0.11 per share and included:

◦	Non-cash accounting carrying value reduction totalling $75.0 million on an after-tax basis ($89.0 million on a gross basis) in respect of the above-noted Gualcamayo sale transaction.

◦
The non-cash unrealized foreign exchange impacts on income taxes resulting from the US Dollar strengthening during the quarter against local currencies. (Refer to Note 8: Income taxes to the Company's Condensed Consolidated Interim Financial Statements for additional details). Despite the fluctuations in respect of non-cash unrealized foreign exchange losses, cash taxes paid are in line with expectations and benefiting with the depreciation of the local currencies.

◦	Other provisions, write-downs and adjustments and other assets. (Refer to Section 3: Review of Financial Results of this MD&A for additional details).
In addition to the Company's ongoing cost reduction efforts, continued weaker local currencies versus the US Dollar positively impacted operations.

For the nine months ended September 30, 2018

•
Revenue for the nine months ended September 30, 2018 was lower than September 30, 2017 due to lower consolidated gold quantities sold as there were attributable ounces from Brio Gold in 2017. This was partly offset by an additional 1.1 million pounds of copper sold and higher average realized gold and copper prices of 2% and 13%, respectively. As aforementioned, at Cerro Moro, the sale of the inventory build-up will occur in the fourth quarter of 2018 as inventory is expected to reach normal levels.

•
Net loss attributable to the Company's equityholders for the nine months ended September 30, 2018 was $223.0 million or $0.24 per share basic and diluted, compared to net earnings of $5.9 million or $0.01 per share basic and diluted for the nine months ended September 30, 2017. This includes certain non-cash and other items that may not be reflective of current and ongoing operations reducing the Company's earnings by $309.1 million or $0.33 per share. The more notable items are related to the non-cash accounting impairment of Gualcamayo recorded in the third quarter and Brio Gold recorded in the first quarter, partly offset by the gain on the Brio Gold disposition, the non-cash unrealized foreign exchange impacts discussed above and provisions, write-downs and adjustments. (See Section 3: Review of Financial Results of this MD&A for additional details).

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	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars; unless otherwise noted)	2018	2017 (iii)	2018	2017 (iii)
Revenue	$416.8	$493.4	$1,298.0	$1,325.0
Cost of sales excluding DDA	(233.5)	(279.0)	(726.7)	(778.0)
Gross margin excluding DDA	$183.3	$214.4	$571.3	$547.0
Depletion, depreciation and amortization	(109.4)	(108.0)	(307.4)	(325.9)
Impairment of mining properties	—	—	(103.0)	—
Mine operating earnings	$73.9	$106.4	$160.9	$221.1
General and administrative	(20.7)	(28.5)	(70.8)	(79.7)
Exploration and evaluation	(2.5)	(4.9)	(9.4)	(14.2)
Share of earnings of associate	0.5	—	1.0	—
Other (expenses) income	(14.9)	26.9	20.4	(6.9)
Impairment of non-operating mining properties	(89.0)	—	(160.0)	—
Net finance expense	$(39.8)	$(35.4)	$(103.1)	$(96.1)
(Loss) earnings before taxes	$(92.5)	$64.5	$(161.0)	$24.2
Income tax recovery (expense)	$11.2	$(23.0)	$(68.1)	$(24.6)
Net (loss) earnings	$(81.3)	$41.5	$(229.1)	$(0.4)

Attributable to:
Yamana Gold Inc. equityholders	$(81.3)	$45.7	$(223.0)	$5.9
Non-controlling interests	$—	$(4.2)	$(6.1)	$(6.3)
	$(81.3)	$41.5	$(229.1)	$(0.4)
Per share data
Net (loss) earnings - basic and diluted (iv)	$(0.09)	$0.05	$(0.24)	$0.01
Dividends declared per share	$0.005	$0.005	$0.015	$0.015
Dividends paid per share	$0.005	$0.005	$0.015	$0.015
Weighted average number of common shares outstanding (thousands)
Basic	949,114	948,254	948,927	948,092
Diluted	949,114	948,830	948,927	948,652
Cash flows (i)
Cash flows from operating activities (v)	$64.5	$149.8	$289.5	$325.7
Cash flows from operating activities before net change in working capital (ii)	$86.6	$135.8	$450.5	$375.8
Cash flows used in investing activities	$(117.7)	$(179.8)	$(238.2)	$(447.8)
Cash flows from (used in) financing activities	$60.8	$19.5	$(85.0)	$149.8

(i)	For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity of this MD&A.

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(iii)
The Company has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated except for certain hedging requirements. Refer to Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements.

(iv)	Attributable to Yamana Gold Inc. equityholders.

(v)
Cash flows from operating activities for the three months ended include the impact of $46.5 million in non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which were received in previous periods.

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•	Net free cash flow for the three and nine months ended September 30, 2018 was as follows:

(In millions of US Dollars)	For the three months ended September 30,		For the nine months ended September 30,
Net free cash flow (i) (ii)	2018	2017	2018	2017
Cash flows from operating activities before income taxes paid and net change in working capital	$104.5	$171.5	$553.1	$423.6
Income taxes paid	(17.9)	(5.2)	(34.7)	(17.3)
Payments made related to the Brazilian tax matters	—	(30.5)	(67.9)	(30.5)
Cash flows from operating activities before net change in working capital (ii)	$86.6	$135.8	$450.5	$375.8
Net change in working capital (iii)	(22.1)	14.0	(161.0)	(50.1)
Cash flows from operating activities	$64.5	$149.8	$289.5	$325.7
Less: Unearned revenue recognized less advance payments received (iv)	46.5	2.4	(65.7)	8.5
Add: Payments made related to the Brazilian tax matters	—	30.5	67.9	30.5
Add: Other cash payments	6.8	6.0	6.8	6.0
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(52.8)	(50.1)	(135.3)	(147.7)
Interest and other finance expenses paid	(15.9)	(19.2)	(52.5)	(69.5)
Net free cash flow	$49.1	$119.4	$110.7	$153.5

(i)	For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity of this MD&A.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A. Net Free Cash Flow is adjusted for payments not reflective of current period operations, advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.

(iii)
Notable movements in working capital from December 31, 2017 include: the payment of year-end related accruals at the beginning of the first quarter, one-time operational inventory buildup at Cerro Moro, timing of regular trade payments for the Company's operating mines throughout the first nine months of 2018, and indirect tax credit buildup at certain of the Company's operations throughout the first nine months of 2018. Refer to Section 6: Financial Condition and Liquidity of this MD&A for further details.

(iv)
Adjustment represents non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which were received in previous periods and were similarly reduced for comparability.

Balance Sheet and Liquidity

•	As at September 30, 2018, the Company had cash and cash equivalents of $120.7 million and available credit of $685.0 million, for total liquidity of $805.7 million.

As at, (In millions of US Dollars)	September 30, 2018	December 31, 2017
Total assets	$8,129.9	$8,763.3
Total long-term liabilities	$3,473.3	$3,535.3
Total equity	$4,082.9	$4,447.3
Working capital (i)	$6.7	$58.7
Cash and cash equivalents	$120.7	$148.9
Debt (current and long-term)	$1,778.5	$1,857.7
Net debt (ii)	$1,657.8	$1,708.8

(i)
Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of long-term debt and assets and liabilities of disposal groups held for sale. Accordingly, current assets and current liabilities at September 30, 2018 include all assets and liabilities of Gualcamayo, and current assets and current liabilities at December 31, 2017 include all assets and liabilities of Gualcamayo and the Canadian Exploration Properties, as these disposal groups were classified as held for sale at the respective balance sheet dates. Additionally, working capital is being impacted by the deferred revenue balance from the advanced copper sales agreement of $86.2 million, which is classified as a current liability; however, this balance will decline in future reporting periods with remaining copper deliveries scheduled in December 2018, March 2019 and June 2019.

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

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CAPITAL EXPENDITURES

•	Capital expenditures for the three and nine months ended September 30, 2018 were consistent with plan, broken down as follows:

For the three months ended September 30,	2018	2017	2018	2017	2018	2017	2018	2017
	Sustaining and other		Expansionary		Exploration		Total (ii)
Chapada	$12.8	$3.2	$0.6	$3.6	$1.1	$1.3	$14.5	$8.1
El Peñón	7.3	9.2	—	—	5.5	5.0	$12.8	$14.2
Canadian Malartic	10.9	13.6	8.7	5.6	0.9	3.1	$20.5	$22.3
Jacobina	8.2	5.1	3.3	3.5	1.3	1.8	$12.8	$10.4
Minera Florida	3.6	6.1	15.6	11.5	3.3	2.9	$22.5	$20.5
Cerro Moro	5.6	—	—	47.0	3.5	2.3	$9.1	$49.3
Other (i)	4.4	12.9	1.9	15.3	4.3	6.5	$10.6	$34.7
	$52.8	$50.1	$30.1	$86.5	$19.9	$22.9	$102.8	$159.5

(i)
Included in Other are capital expenditures relating to Gualcamayo and Brio Gold, which were separately disclosed in the comparative period. The comparative period also includes $2.9 million of capitalized interest ($nil in the current period). Comparatives have been adjusted to conform to the change in presentation adopted in the current period.

(ii)
Net of movement in accounts payable as applicable for projects under construction and including applicable borrowing costs. Totals do not include the costs to add to the low-grade ore stockpiles at Chapada of $3.6 million and Canadian Malartic of $5.6 million for the three months ended September 30, 2018.

For the nine months ended September 30,	2018	2017	2018	2017	2018	2017	2018	2017
	Sustaining and other		Expansionary		Exploration		Total (ii)
Chapada	$25.8	$22.3	$1.7	$10.0	$3.5	$3.8	$31.0	$36.1
El Peñón	24.4	30.4	—	—	13.2	15.5	$37.6	$45.9
Canadian Malartic	35.0	32.6	22.5	10.8	3.6	7.6	$61.1	$51.0
Jacobina	15.9	14.7	11.2	11.9	4.2	4.0	$31.3	$30.6
Minera Florida	10.1	19.2	21.7	14.8	10.1	6.9	$41.9	$40.9
Cerro Moro	5.6	—	58.6	123.7	8.3	5.5	$72.5	$129.2
Other (i)	18.5	28.5	31.8	44.4	14.0	21.3	$64.3	$94.2
	$135.3	$147.7	$147.5	$215.6	$56.9	$64.6	$339.7	$427.9

(i)
Included in Other are capital expenditures relating to Gualcamayo and Brio Gold, which were separately disclosed in the comparative period, as well as $8.3 million (2017 - $7.2 million) of capitalized interest for the period. Comparatives have been adjusted to conform to the change in presentation adopted in the current period.

(ii)
Net of movement in accounts payable as applicable for projects under construction and including applicable borrowing costs. Totals do not include the costs to add to the low-grade ore stockpiles at Chapada of $27.6 million and Canadian Malartic of $18.0 million for the nine months ended September 30, 2018.

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Chapada and Jacobina mines in Brazil, the El Peñón and Minera Florida mines in Chile, the Canadian Malartic mine (50% interest) in Canada and the Cerro Moro mine in Argentina. The Company’s portfolio also includes the Gualcamayo mine in Argentina (coming to the end of its mine life based on current oxide mineral reserves and currently classified as an asset held for sale) and a 20.5% interest in Leagold Mining Corporation ("Leagold"), with mining properties in Brazil and Mexico.

Over the years, the Company has grown through phases of strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase production and cash flow. The Company is currently focusing on numerous internal value generating opportunities and the Company’s current key objectives include:

•	Delivering operational results and execution, and advancing near-term and ongoing optimizations at Yamana Mines;

•	Maximizing free cash flows and cash returns on invested capital, first on producing and then non-producing assets:

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◦
Within the producing portfolio, attention remains on the growth of mineral reserves and mineral resources to improve production and extend mine lives, throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns;

◦
For non-producing assets, the focus is on improving net asset values through exploration, drilling and technical/financial reviews. Over time, the Company will also consider strategic alternatives to drive returns from non-producing assets such as advancing and converting them into producing assets, developing the assets through a joint venture or other strategic arrangements, or through monetization;

•	Continuing to optimize the operation at Cerro Moro following the development of the operation on time and on budget, and achievement of commercial production;

•	Continuing balance sheet and financial performance improvements with a targeted Net Debt leverage ratio of 1.5 or better;

•	Increasing mineral reserves and mineral resources;

•	Advancing discussions with third parties with respect to moving the Company's Agua Rica project towards a development decision;

•	Optimizing and increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties, including:

◦	Chapada, Minera Florida, Canadian Malartic and Cerro Moro as a result of new discoveries at each site;

◦
Minera Florida, El Peñón, Chapada, and Jacobina with the objectives of increasing mine life while also improving grade and delivering potential for production increases through further delineation and infill drilling;

•	Maximizing value from the long-life Chapada mine and vast exploration opportunities by pursuing expansion initiatives; and

•
Pursuing the above with health and safety at the core to the Company's values, evidenced by the Company's continued commitment to the "One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near mine operations.

The Company continued to make progress against all of these objectives through the end of the third quarter of 2018.

Consistent with the above objectives, the Company continues to evaluate its medium-term development opportunities. The Company foresees that now the Cerro Moro development is complete and after completion of the Canadian Malartic Extension project, which is in progress, there will be a significant reduction in expansionary capital. This, when considered with the immediate-term production growth at lower costs, positions the Company well to deliver near-term step changes in cash flow and net free cash flow expected to begin late in 2018 and becoming more pronounced beginning in 2019. The net effect also positions the Company well to execute its corporate objective to both reduce net debt and increase cash balances.

The Company is focused on improving cash flows and returns on invested capital. In that context, the Company’s development opportunities are to be managed within the framework of the Company's balance sheet objectives. In addition to the usual project gating items, project scheduling and expenditures will be largely sequential so as not to interfere with the Company’s balance sheet objectives and also the period of cash flow harvesting referred to above. Monetization of certain assets or other strategic alternatives may ultimately provide additional flexibility to both the balance sheet and project timing.

Recent and current initiatives, which have or will further advance this commitment, include the following:

•	Cash flow increases, as expected, following several operational improvements and the achievement of commercial operations at Cerro Moro.

•	The Company is continuing to advance several monetization initiatives as part of ongoing strategic and technical reviews of its asset portfolio as follows:

◦	The Company previously announced strategic review of alternatives for development of the wholly-owned Agua Rica project, which is a feasibility stage copper-gold project.

◦
In the case of other assets, the Company considers the contribution to cash flows from those assets and whether or not the possible monetization of, or other strategic alternatives for, those assets may deliver more value than the immediate cash flows that they generate.  In line with this review, the Company initiated a plan to consider the sale of its Gualcamayo mine in Argentina in late 2017. Concurrently, the Company lowered the production run-rate to right size the operation with the remaining oxide mineral reserves. The recent and aforementioned sale transaction achieves various corporate objectives and provides both immediate and periodic future payments. Future payments from currently identified opportunities, new discoveries, mine life extensions and higher metal prices, are expected to provide upside in value in relation to its current carrying value.

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UPDATED OUTLOOK FOR 2018

Based on a strong operating performance to date, the Company is well positioned to deliver on full-year guidance for the Yamana Mines. Specific production expectations include:

•
The Company increases its guidance for production to 920,000 ounces of gold, from the initially guided 900,000 ounces of gold for Yamana Mines, resulting from better-than-plan operating results through the first nine months and including a favourable ramp up at Cerro Moro. Gualcamayo is expected to meet or exceed previously provided guidance.

•
Based on Chapada's strong performance to date and forecast improvements into the fourth quarter of the 2018, the Company is increasing full year guidance for copper production to approximately 125 million pounds compared to 120 million pounds initially guided.

•
With higher-than-plan gold production in the first nine months of 2018, cumulative precious metals production for 2018 is expected to exceed guidance as gold production is forecast to offset lower-than-plan silver production, specifically at El Peñón. Through the first nine months of 2018, El Peñón experienced an increased proportion of silver sulphides and silver sulphosalts from Ventura, anticipated to be mitigated in the fourth quarter from blending opportunities resulting from the ramp-up of development. Consequently, the Company is revising its consolidated guidance for silver production to approximately 7.55 million ounces, from the initially guided 8.15 million ounces, with the difference attributable to El Peñón.

•
Costs for 2018 are expected to be below the bottom end of previously guided ranges. All cost metrics continue to benefit from higher production, operational efficiencies and the depreciation of local currencies.

3.    REVIEW OF FINANCIAL RESULTS

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018

Net loss

•
Net loss attributable to Yamana Gold Inc. equityholders, for the three months ended September 30, 2018 was $81.3 million or $0.09 per share basic and diluted, compared to net earnings of $45.7 million or $0.05 per share for the three months ended September 30, 2017.

•
Certain non-cash and other items that may not be reflective of current and ongoing operations were $104.9 million or $0.11 per share. The Company refers to the following items, which may be used to adjust or reconcile input models in consensus estimates, the most notable of which, being the impairment of non-operational mineral properties held for sale of $75.0 million on an after-tax basis ($89.0 million on a gross basis) as discussed in Section 1: Highlights and Relevant Updates of this MD&A:

	For the three months ended September 30,
(In millions of US Dollars; unless otherwise noted)	2018	2017 (restated)
Non-cash unrealized foreign exchange losses	$7.4	$11.5
Share-based payments/mark-to-market of deferred share units	1.2	3.4
Mark-to-market on derivative contracts (ii)	3.3	(3.3)
Net mark-to-market losses on investments	2.8	0.3
Revision in estimates and liabilities including contingencies	(1.1)	(3.2)
Impairment of mining and non-operational mineral properties held for sale	89.0	—
Reorganization costs	2.7	1.9
Other provisions, write-downs and adjustments (i)	10.2	(29.5)
Non-cash tax on unrealized foreign exchange losses	78.6	0.5
Income tax effect of adjustments and other one-time tax adjustments (iii)	(89.2)	1.8
Total adjustments - increase to earnings attributable to Yamana Gold Inc. equityholders	$104.9	$(16.6)
Total adjustments - increase to earnings per share attributable to Yamana Gold Inc. equityholders	$0.11	$(0.01)

(i)	The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

(ii)
On January 1, 2018 the Company adopted IFRS 9 Financial Instruments. Under the transitional provisions of IFRS 9, the Company has restated the comparative period for certain hedging requirements. Specifically, under IFRS 9, changes in time value on the Company's zero cost collars, which were taken to profit or loss under IAS 39: Financial Instruments: Recognition and Measurement, are now recognized in OCI as a cost of hedging rather than in profit or loss. Accordingly, the results of the comparative period have been adjusted to remove time value movements from profit or loss, and the comparative adjustments above have been adjusted accordingly.

(iii)	Other one-time tax adjustments includes $73.2 million in deferred tax assets recognized as a result of the foreign exchange losses in the period.

Revenue

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•	Revenue for the three months ended September 30, 2018 was $416.8 million, compared to $493.4 million in the same period in 2017, primarily as a result of lower gold, silver, and copper prices.

For the three months ended September 30,	2018				2017
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	260,217	oz	$1,183	$307.9	$378.6
Silver	1,899,642	oz	$15.16	28.8	26.2
Copper (i)	28,573,290	lbs	$2.80	80.1	88.6
Revenue (iii)				$416.8	$493.4

For the three months ended September 30,	2018				2017
	Quantity sold		Average realized price	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	260,217	oz	$1,213	$315.6	$382.8

Silver	1,850,850	oz	$15.07	27.9	25.5
Silver subject to metal sales agreement (ii)	48,792	oz	$17.73	0.9	0.8
	1,899,642	oz	$15.14

Copper (i)	13,054,210	lbs	$2.72	35.5	102.0
Copper subject to metal sales agreements (ii)	15,519,080	lbs	$3.10	48.1	3.5
	28,573,290	lbs	$2.93
Gross revenue				$428.0	$514.6
(Deduct) add:
- Treatment and refining charges of gold and copper concentrate				(7.7)	(11.5)
- Sales taxes				(7.9)	(5.0)
- Metal price, MTM, and derivative settlement adjustments				4.3	(4.8)
- Other adjustments				0.1	0.1
Revenue (iii)				$416.8	$493.4

(i)	Includes payable copper and gold contained in concentrate.

(ii)
Balances represent the metals sold under the metal sales agreements. For the three months ended September 30, 2018, revenue in respect of the Company's copper advanced sales program was $43.1 million from 13.3 million pounds at $3.25 per pound.

(iii)
As discussed in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements, the Company adopted IFRS 15 Revenue from Contracts with Customers on January 1, 2018. Under IFRS 15, the Company is required to account for the financing component on its streaming arrangements, under which, revenue is increased by an imputed interest amount, with a corresponding increase to finance expense each period. The amount of this adjustment in the three months ended September 30, 2018 was $4.1 million. In accordance with the transition provisions of IFRS 15, revenue in the comparative period has not been restated.

•
Revenue in the three months ended September 30, 2018 decreased by $76.6 million over the comparative period, of which $11.4 million was attributable to changes in metal prices net of settlements of commodity derivatives, and $66.1 million attributable to changes in the volume of metals sold, as there were attributable ounces from Brio Gold in 2017. Metal price adjustments were offset by finance income from derivatives, presented separately in net finance expense.

•	Changes attributable to metal prices were primarily driven by a 5% decrease in gold prices over the comparative period, partially offset by a 1% increase in copper prices over the comparative period.

Cost of Sales

•
Cost of sales excluding DDA for the three months ended September 30, 2018 was $233.5 million, compared to $279.0 million for the same period in 2017. Cost of sales excluding DDA for the quarter was lower than that of the same period in 2017, primarily as a result of several ongoing operational efficiencies and depreciation of local currencies. In addition, the same period in 2017 included Brio cost of sales; however, this was partially offset by the addition of Cerro Moro cost of sales in the current period.

•
Total DDA expense for the three months ended September 30, 2018 was $109.4 million, comparable to the $108.0 million for the same period in 2017. DDA expense is comparable due to Cerro Moro entering commercial production at the end of the second quarter of 2018, partially offset by the DDA that ceased to be recorded for Brio and for Gualcamayo in the current period, with the sale of Brio

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Gold in the second quarter of 2018 and Gualcamayo classified as a disposal group held for sale. DDA expense excluding Brio Gold and Gualcamayo was $87.0 million for the three months ended September 30, 2017.

Mine Operating Earnings

•	Mine operating earnings for the three months ended September 30, 2018 was $73.9 million, compared to such earnings of $106.4 million for the same period in 2017.

Expenses and Other Income

•
General and administrative expenses were $20.7 million for the three months ended September 30, 2018, compared to $28.5 million for the same period in 2017, which included Brio Gold. Excluding Brio Gold and share-based payment expenses, general and administrative expenses were $19.2 million, compared to $21.8 million in the same period in 2017. General and administrative expenses are tracking below guidance of $94.0 million for the year.

•	Exploration and evaluation expenses were $2.5 million for the three months ended September 30, 2018, comparable to the $4.9 million for the same period in 2017.

•
The Company recorded other expenses of $14.9 million for the three months ended September 30, 2018, compared to other income of $26.9 million for the same period in 2017. Other expenses were in line with expectation for the quarter, the income in the comparative quarter was attributable to the reversal of certain provisions.

•
Net finance expense was $39.8 million for the three months ended September 30, 2018, comparable to $35.4 million for the same period in 2017. The increase in net finance expense is primarily due to higher mark-to-market losses on derivative instruments of $6.6 million, partially offset by lower foreign exchange losses of $4.1 million.

•
Impairment of non-operating mining properties of $89.0 million for the three months ended September 30, 2018 relates to the non-cash carrying value reduction on Gualcamayo, with no comparative in the same period in 2017.

Income Tax Expense

•
The Company recorded an income tax recovery of $11.2 million for the three months ended September 30, 2018 (2017 - expense of $23.0 million). The income tax provision reflects a current income tax expense of $29.5 million (cash taxes paid of $17.9 million) and a deferred income tax recovery of $40.7 million, compared to a current income tax expense of $30.8 million (cash taxes paid of $5.2 million) and a deferred income tax recovery of $7.8 million for the three months ended September 30, 2017.

•
The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 12.2% on the loss before tax for the three months ended September 30, 2018, compared to an effective tax rate of negative 37.6% for the same period in the prior year.

•	The decrease in income tax expense for the quarter is mainly due to the following:

◦
A foreign exchange expense of $78.6 million relating to the strengthening of the US Dollar against the Brazilian Real and Argentine Peso compared to a recovery of $2.6 million recorded in the comparative period;

◦
Non-recognition of deferred tax assets and losses for $24.9 million, compared to $14.2 million for the comparative period. This was mainly related to the non-recognition of certain deferred tax assets; and

◦	Deductible local foreign exchange losses of $90.5 million, compared to deductible local foreign exchange losses of $6.6 million recognized in the comparative period.

•
See Note 8: Income Taxes to the Company's Condensed Consolidated Interim Financial Statements for an explanation of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2017.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Net Loss

•
Net loss attributable to Yamana Gold Inc. equityholders, for the nine months ended September 30, 2018 was $223.0 million or $0.24 per share basic and diluted, compared to net earnings of $5.9 million or $0.01 per share for the nine months ended September 30,

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2017. The net loss resulted mainly from non-cash accounting fair value adjustments totalling $168.2 million ($263.0 million before tax) recorded during the second quarter in respect of Brio Gold and during the third quarter in respect of Gualcamayo (Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements).

•
Certain non-cash and other items that may not be reflective of current and ongoing operations were $309.1 million or $0.33 per share. The Company refers to the following items, which may be used to adjust or reconcile input models in consensus estimates:

	For the nine months ended September 30,
(In millions of US Dollars; unless otherwise noted)	2018	2017
Non-cash unrealized foreign exchange losses	$6.3	$16.1
Share-based payments/mark-to-market of deferred share units	5.7	9.1
Mark-to-market (gains) losses on derivative contracts (ii)	(6.7)	0.5
Net mark-to-market loss on investments	8.9	3.0
Revision in estimates and liabilities including contingencies	12.6	(2.6)
Gain on sale of Canadian exploration properties	(39.0)	—
Gain on sale of Brio Gold	(32.0)	—
Impairment of mining and non-operational mineral properties held for sale	263.0	—
Financing costs paid on early note redemption	14.7	—
Reorganization costs	7.9	3.6
Other provisions, write-downs and adjustments (i)	18.5	(1.6)
Non-cash tax on unrealized foreign exchange losses (gains)	195.2	1.5
Income tax effect of adjustments and other one-time tax adjustments	(146.0)	(5.3)
Total adjustments - increase to earnings attributable to Yamana Gold Inc. equityholders	$309.1	$24.3
Total adjustments - increase to earnings per share attributable to Yamana Gold Inc. equityholders	$0.33	$0.03

(i)	The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

(ii)
On January 1, 2018 the Company adopted IFRS 9 Financial Instruments. Under the transitional provisions of IFRS 9, the Company has restated the comparative period for certain hedging requirements. Specifically, under IFRS 9, changes in time value on the Company's zero cost collars, which were taken to profit or loss under IAS 39: Financial Instruments: Recognition and Measurement, are now recognized in OCI as a cost of hedging rather than in profit or loss. Accordingly, the results of the comparative period have been adjusted to remove time value movements from profit or loss, and the comparative adjustments above have been adjusted accordingly.

Revenue

•	Revenue for the nine months ended September 30, 2018 was $1,298.0 million, compared to $1,325.0 million in the same period in 2017.

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For the nine months ended September 30,	2018				2017
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	790,794	oz	$1,261	$997.2	$1,051.4
Silver	3,935,785	oz	$15.98	62.9	68.3
Copper (i)	88,046,780	lbs	$2.70	237.9	205.3
Revenue (iii)				$1,298.0	$1,325.0

For the nine months ended September 30,	2018				2017
	Quantity sold		Average realized price	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	790,794	oz	$1,282	$1,014.1	$1,062.3

Silver	3,749,527	oz	$15.89	59.6	66.1
Silver subject to metal sales agreement (ii)	186,258	oz	$17.81	3.3	2.3
	3,935,785	oz	$15.98

Copper (i)	68,480,198	lbs	$3.06	209.6	221.6
Copper subject to metal sales agreements (ii)	19,566,582	lbs	$2.94	57.4	12.0
	88,046,780	lbs	$3.03
Gross revenue				$1,344.0	$1,364.3
(Deduct) add:
- Treatment and refining charges of gold and copper concentrate				(24.5)	(27.3)
- Sales taxes				(17.1)	(13.0)
- Metal price, MTM, and derivative settlement adjustments				(4.0)	0.4
- Other adjustments				(0.4)	0.6
Revenue (iii)				$1,298.0	$1,325.0

(i)	Includes payable copper and gold contained in concentrate.

(ii)
Balances represent the metals sold under the metal sales agreements. For the nine months ended September 30, 2018, revenue in respect of the Company's copper advanced sales program was $43.1 million from 13.3 million pounds at $3.25 per pound.

(iii)
As discussed in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements, the Company adopted IFRS 15 Revenue from Contracts with Customers on January 1, 2018. Under IFRS 15, the Company is required to account for the financing component on its streaming arrangements, under which, revenue is increased by an imputed interest amount, with a corresponding increase to finance expense each period. The amount of this adjustment in the nine months ended September 30, 2018 was $9.6 million. In accordance with the transition provisions of IFRS 15, revenue in the comparative period has not been restated.

•
Revenue in the nine months ended September 30, 2018 decreased by $27.0 million over the comparative period, of which $68.7 million was attributable to a decrease in the volume of metals sold, as there were attributable ounces from Brio Gold in 2017 and increases in deductions to revenue in the period as set out in the above table, partially offset by an increase of $43.9 million attributable to changes in realized prices over the same period, net of settlements of commodity derivatives. Metal price adjustments were offset by finance income from derivatives, presented separately in net finance expense.

•	Changes attributable to metal prices were driven by increases of 2% and 13% in both gold and copper prices, respectively, over the comparative period.

Cost of Sales

•
Cost of sales excluding DDA for the nine months ended September 30, 2018 was $726.7 million, compared to $778.0 million for the same period in 2017. Cost of sales excluding DDA for the first nine months was lower than that of the same period in 2017, primarily as a result of several ongoing operational efficiencies and the depreciation of local currencies. In addition, costs were lower due to the exclusion of Brio Gold cost of sales from late May, 2018, partially offset by the addition of Cerro Moro cost of sales starting the third quarter of 2018.

•
Total DDA expense for the nine months ended September 30, 2018 was $307.4 million, compared to $325.9 million for the same period in 2017. DDA expense is lower than the comparable period as no DDA was recorded for Gualcamayo in the current period as it is classified as a disposal group held for sale. Only the DDA that had already been in inventory at year-end was recognized in the current period, which is not reflective of normal run rates. Brio Gold was also classified as a disposal group held for sale during the first quarter

| 16

of 2018, at which point in time, recording of DDA expense ceased. DDA expense excluding Brio Gold and Gualcamayo for the nine months ended September 30, 2018 was $281.3 million, compared to $249.1 million during the same period in 2017.

Mine Operating Earnings

•	Mine operating earnings for the nine months ended September 30, 2018 were $160.9 million compared to such earnings of $221.1 million for the same period in 2017.

Expenses and Other Income

•
General and administrative expenses of $70.8 million for the nine months ended September 30, 2018 were comparable to such expenses of $79.7 million for the same period in 2017. Excluding Brio Gold and share-based payment expenses, general and administrative expenses were $56.5 million, compared to $58.7 million in the same period in 2017. General and administrative expenses are tracking below guidance of $94.0 million for the year.

•	Exploration and evaluation expenses were $9.4 million for the nine months ended September 30, 2018, comparable to the $14.2 million for the same period in 2017.

•
The Company recorded other income of $20.4 million for the nine months ended September 30, 2018, compared to other expenses of $6.9 million for the same period in 2017. The change is mainly due to the gain on sale of certain Canadian exploration properties and the gain on the Brio Gold transaction recorded in the current period. Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements for further discussion.

•
Net finance expense was $103.1 million for the nine months ended September 30, 2018, compared to $96.1 million for the same period in 2017. The increase in net finance expense is due to the impact of the one-time financing cost on the early debt redemption that occurred in the first quarter and the non-cash interest expense of $12.5 million related to the financing component of deferred revenue contracts recorded in the current year, partially offset by decreases in net losses on foreign exchange and unrealized losses on derivatives.

•
Impairment of non-operating mining properties of $160.0 million for the nine months ended September 30, 2018 relates to the non-cash carrying value reduction on the non-operating portion of the Company's investment in Brio Gold and Gualcamayo, with no comparative in the same period in 2017.

Income Tax Expense

•
The Company recorded an income tax expense of $68.1 million for the nine months ended September 30, 2018 (2017 - $24.6 million). The income tax provision reflects a current income tax expense of $87.2 million (cash taxes paid of $34.7 million and payments made in relation to the Brazilian tax matters of $67.9 million) and a deferred income tax recovery of $19.1 million, compared to a current income tax expense of $61.1 million (cash taxes paid of $17.3 million) and a deferred income tax recovery of $36.5 million for the nine months ended September 30, 2017.

•
The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was negative 42.3% on the loss before tax for the nine months ended September 30, 2018, compared to an effective tax rate of 122.4% for the same period in the prior year.

•	The increase in income tax expense for the nine-month period is mainly due to the following:

◦
A foreign exchange expense of $195.2 million relating to the strengthening of the US Dollar against the Brazilian Real and Argentine Peso compared to a recovery of $4.8 million recorded in the comparative period;

◦
Non-recognition of deferred tax assets and losses relating to assets held for sale and non-profitable entities for $114.7 million, compared to $35.4 million for the comparative period. This was mainly related to the non-recognition of certain deferred tax assets; and

◦	Deductible local foreign exchange losses of $204.4 million, compared to a taxable local foreign exchange gain of $6.5 million recognized in the comparative period.

•
See Note 8: Income Taxes to the Company's Condensed Consolidated Interim Financial Statements for an explanation of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2017.

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QUARTERLY FINANCIAL SUMMARY

For the three months ended	Sep. 30,	Jun. 30	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
(In millions of US Dollars, unless otherwise noted)	2018	2018	2018	2017	2017	2017	2017	2016
Financial results
Revenue (i) (ii)	$416.8	$431.5	$449.7	$478.8	$493.4	$428.1	$403.5	$484.4
Attributable to Yamana equity holders:
Net (loss) earnings from continuing operations (iii)	$(81.3)	$18.0	$(160.1)	$(188.6)	$45.7	$(39.9)	$—	$(355.0)
Per share - basic and diluted	$(0.09)	$0.02	$(0.17)	$(0.20)	$0.05	$(0.04)	$—	$(0.37)
Net (loss) earnings (iii)	$(81.3)	$18.0	$(160.1)	$(188.6)	$45.7	$(39.9)	$—	$(367.6)
Per share - basic and diluted	$(0.09)	$0.02	$(0.17)	$(0.20)	$0.05	$(0.04)	$—	$(0.39)

(i)	Revenue consists of sales net of sales taxes.

(ii)
On January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers. In accordance with the transition requirements in IFRS 15, prior period numbers are not restated. The impact to the Company's revenue of applying IFRS 15 in the three months ended September 30, 2018, June 30, 2018 and March 31, 2018 was an increase of $4.1 million, $2.5 million and $3.0 million, respectively. Accordingly, had the Company not applied IFRS 15, revenue for the three months ended September 30, 2018 would have been $412.7 million, for the three months ended June 30, 2018 would have been $429.0 million and for the three months ended March 31, 2018 would have been $446.7 million.

(iii)
On January 1, 2018, the Company adopted IFRS 9 Financial Instruments. In accordance with the transition requirements in IFRS 9, the Company has restated the 2017 comparative periods for certain hedging requirements. Specifically, under IFRS 9, changes in time value on the Company's zero cost collars, which were taken to profit or loss under IAS 39: Financial Instruments: Recognition and Measurement, are now recognized in OCI as a cost of hedging rather than in profit or loss. Accordingly, the 2017 comparative periods have been restated for this change; however, the 2016 quarterly results have not been restated.

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4.    OPERATING SEGMENTS PERFORMANCE

YAMANA MINES

CHAPADA, BRAZIL

Chapada is an open pit gold-copper mine, located northwest of Brasília in Goías state, Brazil.

	For the three months ended September 30,		For the nine months ended September 30,
Operating and Financial Information	2018	2017	2018	2017
Operating (iv)
Ore mined (tonnes)	7,557,283	10,820,182	23,762,794	24,843,284
Waste mined (tonnes)	8,364,446	9,582,182	22,955,386	25,525,421
Ore processed (tonnes)	5,950,676	5,928,913	16,864,400	16,919,947
Gold
Production (ounces) (iii)	27,080	38,782	80,162	83,274
Sales (ounces) (iii)	28,562	39,793	81,136	80,516
Feed grade (g/t)	0.23	0.35	0.24	0.28
Concentrate grade (g/t)	15.32	17.21	14.73	14.71
Recovery rate (%)	60.4	58.9	61.6	55.1
Total cost of sales per ounce sold (ii)	$399	$321	$408	$411
Co-product cash costs per ounce produced (i)	$360	$254	$354	$353
All-in sustaining co-product costs per ounce produced (i)	$462	$276	$425	$411
DDA per ounce sold	$74	$55	$77	$64
Copper
Production (millions of pounds)	28.6	37.1	90.1	92.7
Sales (millions of pounds)	28.6	36.5	88.0	86.9
Feed grade (%)	0.28	0.35	0.30	0.32
Concentrate grade (%)	23.61	23.98	24.15	23.88
Recovery rate (%)	79.1	82.3	80.8	78.5
Total cost of sales per pound sold (ii)	$1.79	$1.62	$1.69	$1.75
Co-product cash costs per pound produced (i)	$1.64	$1.35	$1.52	$1.55
All-in sustaining co-product costs per pound produced (i)	$2.03	$1.44	$1.77	$1.77
DDA per pound sold	$0.30	$0.25	$0.28	$0.24
Concentrate
Production (tonnes)	54,963	70,090	169,300	176,022
Sales (tonnes)	56,262	74,394	172,488	177,662
Treatment and refining charges (millions of $)	$(7.7)	$(11.5)	$(24.5)	$(27.3)
Metal price adjustments related to concentrate revenue (millions of $)	$4.3	$(4.8)	$(4.0)	$0.4

Financial (millions of US Dollars)
Revenue	$112.9	$137.7	$335.4	$303.4
Cost of sales excluding DDA	(51.9)	(60.9)	(150.6)	(159.4)
Gross margin excluding DDA	$61.0	$76.8	$184.8	$144.0
DDA	(10.6)	(11.2)	(31.3)	(26.5)
Mine operating earnings	$50.4	$65.6	$153.5	$117.5
Capital expenditures
Sustaining and other	$12.8	$3.2	$25.8	$22.3
Expansionary	$0.6	$3.6	$1.7	$10.0
Exploration	$1.1	$1.3	$3.5	$3.8

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

(iii)	Contained in concentrate/Payable contained in concentrate.

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(iv)	Beginning January 1, 2018, silver production and related KPIs for Chapada no longer meet the minimum significance threshold in accordance with the Company's policy.

Chapada exceeded gold production expectations in the third quarter of 2018 and is well positioned to exceed annual guidance for gold. Based on Chapada's performance to date and the Company’s forecast for higher production in the fourth quarter of 2018 full year copper production is now expected to be approximately 125 million pounds compared to 120 million pounds initially guided. Even with the processing of approximately 700,000 tonnes of lower grade stockpile ore in the third quarter of 2018, as the mining plan focused on the movement of waste in the Corpo Sul pit, mill recoveries continued to be strong, despite a blend that was historically challenging to process. Based on the mining sequencing for the fourth quarter, higher grades and recoveries than the third quarter are expected as the Company anticipates processing a higher proportion of fresh ore from the Corpo Sul and main Chapada pits.

Production for the quarter, in comparison to the same period in 2017, reflects lower planned grades due to the mining plan as previously noted. The lower production level also impacted revenues and mine operating earnings during the quarter.

Higher production compared to expectations and the depreciation of the Brazilian Real contributed to lower than expected per unit costs during the period. Compared to the third quarter of 2017, per unit costs for gold and copper were impacted by the lower production due to grade, partly offset by operational efficiencies and the depreciation of the local currency. Compared to the second quarter of 2018, costs were also impacted by lower production.

Improvements and optimizations at the main Chapada operation continue to advance on schedule (Refer to Section 5: Construction, Development and Exploration of this MD&A for additional details). In respect to the phased development plan, Phase 1 efforts, which targets plant optimization for further copper and gold recovery increases in the range of 2% for all ore types, have prioritized engineering for long lead-time equipment and is on track for commissioning in mid-2019. The feasibility study on Phase 2, which involves a plant expansion to achieve a throughput capacity of up to 32 million tonnes per annum, is also progressing. Phase 3, which contemplates a pit wall pushback to access higher-grade Sucupira ore, continues to advance with the results expected to support the ongoing feasibility study. During the quarter, the design and tie-in review of the scavenger circuit expansion and scalper circuit improvements were completed.

Approximately 8,400 metres of drilling was completed at Chapada in the third quarter of 2018, in line with plan. The exploration plan focused on Suruca, Baru and regional targets. At Suruca, drilling continues to expand the gold sulphide mineral resource. At Baru, near surface, higher-grade mineralization has been intersected to the northeast. Scout drilling at Formiga has identified the presence of new mineralization zone suggesting the mineral envelope for this system is expanding.

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EL PEÑÓN, CHILE

El Peñón is a high grade gold-silver underground mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended September 30,		For the nine months ended September 30,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	258,878	262,917	705,188	738,000
Ore processed (tonnes)	271,257	287,613	793,028	785,473
Gold
Production (ounces)	35,746	44,466	113,936	121,108
Sales (ounces)	34,810	47,921	114,057	124,194
Feed grade (g/t)	4.38	5.05	4.72	5.04
Recovery rate (%)	93.9	95.4	94.2	95.4
Total cost of sales per ounce sold	$1,404	$1,194	$1,329	$1,094
Co-product cash costs per ounce produced (i)	$866	$821	$855	$766
All-in sustaining co-product costs per ounce produced (i)	$1,021	$972	$1,021	$949
DDA per ounce sold	$510	$329	$450	$317
Silver
Production (ounces)	892,461	1,088,921	2,717,172	3,229,915
Sales (ounces)	834,250	1,234,996	2,732,927	3,355,296
Feed grade (g/t)	123.42	134.68	127.18	147.24
Recovery rate (%)	83.1	87.4	83.3	86.8
Total cost of sales per ounce sold	$19.19	$14.41	$16.73	$14.56
Co-product cash costs per ounce produced (i)	$11.08	$11.02	$10.84	$10.66
All-in sustaining co-product costs per ounce produced (i)	$13.05	$13.07	$12.96	$13.28
DDA per ounce sold	$6.96	$3.93	$5.64	$4.21

Financial (millions of US Dollars)
Revenue	$54.9	$82.0	$190.6	$213.7
Cost of sales excluding DDA	(41.3)	(54.4)	(130.6)	(131.3)
Gross margin excluding DDA	$13.6	$27.6	$60.0	$82.4
DDA	(23.6)	(20.6)	(66.7)	(53.4)
Mine operating (loss) earnings	$(10.0)	$7.0	$(6.7)	$29.0
Capital expenditures
Sustaining and other	$7.3	$9.2	$24.4	$30.4
Expansionary	$—	$—	$—	$—
Exploration	$5.5	$5.0	$13.2	$15.5

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Gold production at El Peñón was in line with expectations during the third quarter of 2018. El Peñón is well positioned to meet or exceed gold production guidance for the year. Gold grades, which were lower compared to the second quarter of 2018, are expected to increase in the fourth quarter as mining transitions to higher-grade zones as evidenced by a strong start to October with higher grades observed in the first three weeks. Gold production for the third quarter, in comparison to the same period in 2017, reflects lower planned processing rates. This negatively impacted revenue and resulted in a mine operating loss.

Silver production was comparable to the first and second quarters of 2018. Through the first nine months of 2018, El Peñón experienced an increased proportion of silver sulphides and silver sulphosalts from Ventura, anticipated to be mitigated in the fourth quarter from blending opportunities resulting from the ramp-up of development. With higher-than-plan gold production in the first nine months of 2018, cumulative precious metals production for 2018 is expected to compensate as gold production is forecast to partly offset lower-than-expected silver production. Silver production for El Peñón is expected to be 3.8 million ounces, from the initially guided 4.4 million ounces.

Unit gold costs during the quarter were higher than plan as lower silver production, sales volumes and prices had the effect of proportionally allocating more costs to gold. However, the costs were partly offset by depreciation of the Chilean Peso relative to the US Dollar. Costs were lower or in line with the second quarter of 2018.

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Approximately 30,530 metres of drilling was completed at El Peñón in the third quarter of 2018 as planned. Exploration work completed was focused primarily on upgrading mineral resources at Cerro Martillo, Dorada Este, Dorada FW W, Dorada SW, Sistema Dorada Este, Orito Oeste, Martillo Central Sur, Martillo Flat, Nueva Providencia, Esmeralda and Bonanza. Overall, infill drilling has demonstrated positive results and is expected to upgrade mineral resources at year-end.

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CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. It began production in 2011 and was jointly acquired by the Company (50%) and its partner, Agnico Eagle Mines Limited (50%) in 2014.

	For the three months ended September 30,		For the nine months ended September 30,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	3,302,894	2,937,582	10,178,234	8,773,320
Waste mined (tonnes)	3,468,038	5,563,240	10,687,145	16,008,797
Ore processed (tonnes)	2,557,031	2,527,844	7,699,904	7,564,091
Gold
Production (ounces)	88,603	82,097	263,868	235,988
Sales (ounces)	89,354	78,436	260,297	226,706
Feed grade (g/t)	1.22	1.14	1.21	1.09
Recovery rate (%)	88.5	89.0	88.4	88.9
Total cost of sales per ounce sold	$962	$983	$964	$1,001
Co-product cash costs per ounce produced (i)(ii)	$579	$577	$562	$558
All-in sustaining co-product costs per ounce produced (i)	$717	$751	$708	$710
DDA per ounce sold	$405	$392	$396	$428

Financial (millions of US Dollars)
Revenue	$109.8	$100.5	$337.4	$287.7
Cost of sales excluding DDA	(49.9)	(46.3)	(147.9)	(130.0)
Gross margin excluding DDA	$59.9	$54.2	$189.5	$157.7
DDA	(36.1)	(30.8)	(103.1)	(97.0)
Mine operating earnings	$23.8	$23.4	$86.4	$60.7
Capital expenditures
Sustaining and other	$10.9	$13.6	$35.0	$32.6
Expansionary	$8.7	$5.6	$22.5	$10.8
Exploration	$0.9	$3.1	$3.6	$7.6

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	Net of the CAD currency hedge impact for the period.

Canadian Malartic is well positioned to exceed 2018 guidance. Production again exceeded expectations in the quarter aided by higher than planned grades. Higher third quarter production and revenue compared to the same period in 2017 was also a function of higher grades.

All costs were lower than guidance for the year and in line or better than the comparative quarter of 2017, benefiting from higher production and the depreciation of the Canadian Dollar relative to the US Dollar.

The Canadian Malartic Extension Project is continuing according to plan. Revised total expansionary capex of $37.5 million (at Yamana's 50% share) for 2018 reflects deferrals into 2019. Approximately $32.0 million (at Yamana's 50% share) of the total expansionary capex is earmarked for the extension project of which, $18.0 million has been invested to date.

As part of ongoing stakeholder engagement, Canadian Malartic is in discussions with four First Nations groups concerning a potential memorandum of understanding, which is expected to also include a financial component.  As with other community relations efforts at Canadian Malartic, the Company is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

In the third quarter, 3,540 metres of drilling were completed at the Odyssey Zone and 7,831 metres of drilling were completed at the East Malartic and Sheehan zones.

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JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended September 30,		For the nine months ended September 30,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	534,623	510,421	1,588,085	1,476,538
Ore processed (tonnes)	479,350	498,794	1,517,261	1,468,737
Gold
Production (ounces)	35,368	34,838	107,624	101,240
Sales (ounces)	35,356	35,069	106,846	101,925
Feed grade (g/t)	2.38	2.27	2.29	2.23
Recovery rate (%)	96.4	95.8	96.4	96.1
Total cost of sales per ounce sold	$857	$1,055	$895	$1,067
Co-product cash costs per ounce produced (i)	$613	$693	$640	$700
All-in sustaining co-product costs per ounce produced (i)	$856	$852	$793	$854
DDA per ounce sold	$230	$357	$240	$355

Financial (millions of US Dollars)
Revenue	$42.2	$44.9	$134.5	$127.8
Cost of sales excluding DDA	(22.2)	(24.4)	(69.9)	(72.7)
Gross margin excluding DDA	$20.0	$20.5	$64.6	$55.1
DDA	(8.1)	(12.5)	(25.7)	(36.1)
Mine operating earnings	$11.9	$8.0	$38.9	$19.0
Capital expenditures
Sustaining and other	$8.2	$5.1	$15.9	$14.7
Expansionary	$3.3	$3.5	$11.2	$11.9
Exploration	$1.3	$1.8	$4.2	$4.0

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Jacobina exceeded production expectations in the third quarter of 2018 putting the mine on track to exceed initial guidance for 2018 of 135,000 ounces of gold. Higher grades from Canavieiras Central, Canavieiras Sul and João Belo contributed to the higher production and operating earnings. Developed underground areas and a surface stockpile of approximately 100,000 tonnes at approximately 2.0 g/t continue to add processing flexibility. The mine has achieved its goal of being one month ahead of ready-to-blast tonnage and an additional five months of ready-to-drill ore. Production at Jacobina was 2% higher compared to the same quarter in 2017, mainly from higher grades and recoveries.

Costs were lower than expectations benefiting from the higher production and the depreciation of the local currency. In addition, costs in 2018 continue to benefit from the ongoing optimization initiatives to increase productivity and reduce costs through improvements relating to mining, plant processing, maintenance and supply chain. Lower costs also contributed to higher mine operating earnings. In comparison to the second quarter, unit costs were higher due to lower production as certain fixed costs are allocated over a lower number ounces.

Plant optimization initiatives continue as planned at Jacobina. The advanced control system was commissioned in the third quarter enhancing plant stability as expected. This provides the foundation for further throughput increases as the mine continues to progress towards its near-term production rate objective of 150,000 ounces per year.

Approximately 9,170 metres of drilling was completed at Jacobina in the third quarter in line with plan. The focus was primarily infill drilling at João Belo and Canavieiras Sul and testing potential targets at Serra de Córrego. At Canavieiras Sul, drilling has discovered a new zone at Maneira Reef which opens up potential for future expansion of mineral resources. At João Belo, drilling has continuously intersected mineralization at higher grades than the current mine. The Serra do Corrego zone has now been confirmed to be continuous for at least 500 metres of strike length. Regional exploration has been successful at producing several surface targets which will be followed up with drilling in 2019.

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MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended September 30,		For the nine months ended September 30,
Operating and Financial Information (iii)	2018	2017	2018	2017
Operating (ii)
Ore mined (tonnes)	198,785	228,426	581,676	581,082
Ore processed (tonnes)	203,296	235,455	613,217	804,446
Gold
Production (ounces)	21,909	23,089	57,109	66,825
Sales (ounces)	21,552	22,195	57,567	67,374
Feed grade (g/t)	3.82	3.40	3.23	2.93
Recovery rate (%)	90.5	89.7	90.4	88.1
Total cost of sales per ounce sold	$1,364	$1,211	$1,495	$1,266
Co-product cash costs per ounce produced (i)	$924	$777	$991	$828
All-in sustaining co-product costs per ounce produced (i)	$1,086	$1,038	$1,171	$1,118
DDA per ounce sold (ii)	$437	$404	$501	$425

Financial (millions of US Dollars)
Revenue	$25.9	$33.1	$73.3	$91.9
Cost of sales excluding DDA	(20.0)	(20.1)	(57.2)	(60.5)
Gross margin excluding DDA	$5.9	$13.0	$16.1	$31.4
DDA	(9.4)	(10.1)	(28.9)	(30.6)
Mine operating (loss) earnings	$(3.5)	$2.9	$(12.8)	$0.8
Capital expenditures
Sustaining and other	$3.6	$6.1	$10.1	$19.2
Expansionary	$15.6	$11.5	$21.7	$14.8
Exploration	$3.3	$2.9	$10.1	$6.9

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	DDA per ounce is higher as DDA was allocated over a smaller number of ounces compared to the same period in 2017.

(iii)	Beginning January 1, 2018, silver production and related KPIs for Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

Production at Minera Florida increased significantly from the previous quarter mainly from the contribution of the higher-grade zones of Pataguas and PVS. Production in the third quarter was lower than the same quarter in 2017 as higher grade and recovery was offset by lower throughput. A short delay in the development of the ventilation raise bore negatively impacted mining rates and, in turn, mill throughput rates in the third quarter. Completion of the raise bore is expected to be completed by the end of 2018. The lower production negatively impacted revenue and resulted in a mine operating loss. Fourth quarter production is expected to maintain the momentum reflecting the higher grades from Pataguas and PVS, which in the last month of the quarter averaged 4.2 g/t.

All per unit cost metrics were over 15% lower compared to the second quarter of 2018 due to higher production in addition to the depreciation of the Chilean Peso against the US Dollar. Compared to expectations, lower production, higher mining and processing costs during the period were partly offset by the depreciation of the local currency. Costs over the balance of the year will continue to improve as mining transitions to more productive areas in the new mine and production increases due to higher grades.

As planned, approximately 16,560 metres of drilling was completed at Minera Florida in the third quarter of 2018. Drilling was primarily focused on the PVS, La Flor, Satelite Fantasma, Polvorin and Patagua zones. The mineral envelope at PVS and Satelite Fantasma have exceeded internal expectations and should add significantly to mineral resources at year-end. Regional work is ongoing to identify new vein targets for drilling in the remainder of 2018 and into 2019.

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CERRO MORO, ARGENTINA

Cerro Moro is the Company’s newest high-grade underground and open pit gold-silver mine, located in the province of Santa Cruz, Argentina.

	For the three months ended September 30,		For the nine months ended September 30,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	74,972	—	127,331	—
Waste mined (tonnes)	1,933,954	—	4,154,864	—
Ore processed (tonnes)	81,963	—	113,929	—
Gold
Production (pre-commercial ounces)	—	—	8,625	—
Production (commercial ounces)	38,083	—	39,102	—
Sales (ounces)	28,653	—	28,653	—
Feed grade (g/t)	16.15	—	14.92	—
Recovery rate (%)	92.5	—	92.1	—
Total cost of sales per ounce sold	$985	—	$985	—
Co-product cash costs per ounce produced (i)	$489	—	$489	—
All-in sustaining co-product costs per ounce produced (i)	$587	—	$587	—
DDA per ounce sold	$441	—	$441	—
Silver
Production (pre-commercial ounces)	—	—	333,878	—
Production (commercial ounces)	1,656,550	—	1,707,301	—
Sales (ounces)	1,016,600	—	1,016,600	—
Feed grade (g/t)	715.56	—	659.53	—
Recovery rate (%)	87.9	—	87.5	—
Total cost of sales per silver ounce sold	$15.35	—	$15.35	—
Co-product cash costs per silver ounce produced (i)	$6.23	—	$6.23	—
All-in sustaining co-product costs per silver ounce produced (i)	$7.45	—	$7.45	—
DDA per ounce sold	$6.83	—	$6.83	—

Financial (millions of US Dollars)
Revenue	$46.2	$—	$46.2	$—
Cost of sales excluding DDA	(24.2)	—	(24.3)	—
Gross margin excluding DDA	$22.0	$—	$21.9	$—
DDA	(19.6)	—	(19.6)	—
Mine operating earnings	$2.4	$—	$2.3	$—
Capital expenditures
Sustaining and other	$5.6	$—	$5.6	$—
Expansionary	$—	$47.0	$58.6	$123.7
Exploration	$3.5	$2.3	$8.3	$5.5

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Successful first quarter of commercial production at Cerro Moro as operations continued ramp up at low costs in line with expectations. The mine is well positioned to deliver on 2018 production guidance as throughput and grades in the fourth quarter are expected to further increase based on plan.

Operational optimization initiatives continue and the gravity circuit commissioned at the end of July contributed to recovery increases for both metals, as expected. Feed grades are in line with the mine plan, as are development, and open pit and underground mining rates. The Company is assessing the immediate and long-term impact of the introduction of the aforementioned export tax in Argentina as it pursues its available alternatives. At Cerro Moro, production exceeded sales by approximately 9,400 ounces of gold and 640,000 ounces of silver, which remained in inventory as at September 30, 2018 due to timing of shipments. The sale of the inventory build-up would have contributed positively to revenue, working capital and cash flows during the period, the impact of which is now moved forward to the fourth quarter of 2018 as inventory

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is expected to normalize at approximately half of current levels. At the average prices observed in the third quarter, this inventory normalization would add in excess of $10.0 million to revenue.

Costs during the period benefited from the depreciation of the local currency and are tracking below guidance for the year.

Approximately 14,240 metres of drilling was completed at Cerro Moro in the third quarter of 2018 in line with plan. Focus was on conversion of inferred mineral resources, with the majority of the work competed on the Veronica vein, Escondida Far West, Martina and Nini Extension. Conversion numbers have exceeded internal expectations and will likely account for resource increases at year end. Extensive surface work including geophysics and soil sampling has identified several targets for scout drilling in the fourth quarter or 2019.

OTHER MINES

GUALCAMAYO, ARGENTINA

Gualcamayo is an open pit, underground mine using heap leach processing in the province of San Juan, Argentina. As the Company has decided to focus its efforts on assets that are better aligned with its strategic objectives, Gualcamayo has been classified as a disposal group held for sale. However, the Company continues to consider other alternatives relating to delivering value for Gualcamayo.

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
Ore mined (tonnes)	490,678	1,358,565	2,383,527	4,614,696
Waste mined (tonnes)	1,157,429	3,060,649	4,404,773	9,696,511
Ore processed (tonnes)	848,847	1,863,215	2,788,048	5,441,392
Gold
Production (ounces)	22,054	34,183	69,994	109,274
Sales (ounces)	21,929	32,945	71,486	109,376
Feed grade (g/t)	1.36	0.91	1.51	0.97
Recovery rate (%)	53.6	53.9	47.5	55.7
Total cost of sales per gold ounce sold	$1,092	$1,329	$1,242	$1,350
Co-product cash costs per gold ounce produced (i)	$1,013	$1,088	$958	$963
All-in sustaining co-product costs per gold ounce produced (i)	$1,125	$1,138	$1,057	$997

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

Gold production at Gualcamayo was in line with revised expectations. Third quarter production continues to reflect higher gold grades and lower processing rates, as anticipated in the right-sizing plans at Gualcamayo which are continuing. Total expected production for the full year is expected at 100,000 ounces. Costs were lower than expected and lower compared to the third quarter of 2017.

Subsequent to the quarter end, the Company entered into a sale transaction with Mineros S.A. ("Mineros") to sell 100% of its interest in the Gualcamayo Mine.  The total consideration comprises:

•	$30.0 million in cash, payable at closing;

•
An additional $30.0 million in cash upon declaration of commercial production of the Deep Carbonates project, which is an undeveloped mineral resource below the existing oxide gold mineralization at Gualcamayo;

•	A 2% net smelter return royalty (“NSR”) at Gualcamayo on metal produced after the initial 396,000 ounces, capped at $50.0 million (excluding products produced from the Deep Carbonates Project); and

•	A 1.5% uncapped NSR on products produced from the Deep Carbonates project.

The transaction was structured to provide both immediate payments and value, and future payments and value. The sale transaction is consistent with the Company's stated approach to focus on operation and projects where there is more certainty of any or all of production, costs, longer life and capital requirements. Furthermore, with the two NSRs the Company preserves considerable upside value from this structure, both to metal prices and new discoveries and production, in relation to its carrying value.

The total value of the consideration for Gualcamayo resulting from the sale transaction is in line with recent market valuations for comparable assets.  These valuations are reflective of the current commodity price environment, which is approximately $100 per ounce of gold lower than as of December 31, 2017.  This total value is estimated at approximately $85.0 million and, as such, the carrying value of Gualcamayo has been

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reduced to this amount resulting in an impairment loss of $75.0 million net of tax ($89.0 million pre-tax).  However, the consideration offers considerable upside as noted above. (Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements for additional details).

5.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following highlights key updates during the third quarter of 2018, in respect to certain of the Company's development projects.

CHAPADA, BRAZIL

The Company continues to advance its exploration program with the objective of identifying higher-grade copper and gold opportunities that are near to the Chapada mine, completing infill drilling of the Sucupira and Baru deposits, which would lead to a pit expansion, and advancing district scale targets. Mineralization has been identified along a 15-kilometre trend with numerous prospective areas under consideration for further drilling. Infill drilling in the Baru area is expected to reduce stripping ratios for the Sucupira deposit and drilling on oxide mineralization, such as Hidrotermalito, brings to bear the potential for heap leaching opportunities. Additionally, there are significant near mine sulphide targets that the Company is pursuing to supplement the existing mine plan. Notwithstanding the focus on the exploration potential to discover higher-grade copper and gold areas, the Company has also advanced numerous projects that are expected to further enhance returns from the Chapada mine.

To this end, the Company has completed studies and evaluations on several of the development opportunities at Chapada. These opportunities range in scope from plant optimization initiatives to enhance copper and gold recoveries, to plant expansions to bring forward cash flows, and pit wall pushbacks to expose higher-grade zones. The completed study work included third party review of capital estimates and the inclusion of a significant contingency. The study results justify progressing the opportunities to the next stage(s) of evaluation and development.

Given the nature of the opportunities, the projects can be considered on their own or as part of a phased development plan. This flexibility in approach allows the Company to balance the maximization of value at Chapada, with the allocation of capital across the broader Company portfolio. Primary, however, is that the Company’s development opportunities are to be managed within the framework of the balance sheet objectives.

The Company is outlining the opportunities, such as how it envisages their phasing, the expected production benefit, estimates for capital expenditures, and approximate timing based on the current level of engineering and logistical factors such as permitting.

The Phase 1- Plant Optimization Work with expected recovery improvements in the range of 2% for both metals, has been approved with associated capital expenditures estimated at $9 million. The Company is continuing to prioritize engineering for long lead-time equipment for Phase 1, which is on track for completion mid-2019.

Engineering is being advanced for Phases 2 and 3, an expansion of the Chapada mill, and pushback of the Chapada pit wall to expose higher grade Sucupira ores, respectively. While review of these projects is progressing through the evaluation process, importantly, the Company does not anticipate the allocation of expansionary capital for these projects before 2021. The feasibility study on Phase 2 is progressing. During the quarter, the design and tie-in review of the scavenger circuit expansion and scalper circuit improvements were completed. Monetization of certain assets or other strategic alternatives may ultimately provide additional flexibility to both the balance sheet and project timing.

Based on the work completed to date, the Company estimates the phased plan will provide the foundation to sustain annual production in the range of 100,000 to 110,000 ounces of gold (not including contributions to gold production from identified higher grade areas of Suruca, which is a gold-only ore body) and 150 to 160 million pounds of copper until at least 2034, and represents an opportunity to deliver significant cash flow increases and cash flow returns on invested capital. This represents an increase to the production outlook, as recently disclosed in the Chapada NI 43-101 Technical Report dated March 21, 2018. Further project details are expected to be available in mid 2019 with the completion of the Feasibility Study. A development decision for Phase 2 is expected to follow in 2020.

Suruca - Gold-Only Oxide and Sulphide Development Opportunity

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Concurrent with the multi-phase plan for Chapada, development of the gold-only Suruca oxides deposit continues to be evaluated as a standalone heap leach operation for which a feasibility study has been completed, and separately as part of an integrated plan with the sulphide mineralization. The integrated scenario includes processing of the oxides through a heap leach and processing of the gold-only sulphides through a CIL plant.  Evaluation of the integrated option is progressing, including an exploration program designed to test known extensions of the sulphide mineralization. The Company expects to continue this exploration program through 2019. Results from the 2017 program and initial drilling as part of the 2018 program are showing extensions of the sulphide deposit to the west and in select previously undrilled areas along the east flank of the deposit.

Under evaluation is a CIL plant with processing capacity of 8 to 13 million tonnes per year, which would add meaningfully to gold production in the broader Chapada complex. Suruca, either the standalone oxide or sulphide ore bodies, or the integrated scenario, is under consideration as a gold-only opportunity independently of the other opportunities at the main Chapada operations.

CANADIAN MALARTIC (50% interest), CANADA

The Canadian Malartic Extension Project is continuing according to plan. Revised total expansionary capex of $37.5 million (at Yamana's 50% share) for 2018 reflects deferrals into 2019. Approximately $32.0 million (at Yamana's 50% share) of the total expansionary capex is earmarked for the extension project of which, $18.0 million has been invested to date. Work is primarily focused on the highway 117 road deviation, pit preparation and tailings expansion.

OTHER OPTIMIZATION AND MONETIZATION INITIATIVES

A number of project re-evaluations are underway with a goal of surfacing value from non-strategic or non-producing assets including Agua Rica, Suyai and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.  Notable progress relating to some of these initiatives include, but are not limited to the following:

AGUA RICA, ARGENTINA

The Company continues to advance its alternatives for the development of the Agua Rica project.  These alternatives include technical work and analysis for project development options for Agua Rica, as well as the review and consideration of various strategic alternatives, all in an effort to advance the project and surface value.  In terms of the technical reviews, considerable effort has been undertaken to advance the two development scenarios, one a large-scale open pit integrated operation and the other an initially smaller scale but scalable standalone operation.  The large-scale open pit scenario contemplates an integration with the neighboring Alumbrera mine in which the Company holds a 12.5% interest. Under this scenario, the Company projects a mine life in excess of 22 years at average annual production levels of approximately 440 million pounds of copper, 109 thousand ounces of gold, 14 million pounds of molybdenum and 1.6 million ounces of silver for the first 10 years post ramp up.  The smaller scale standalone scenarios being considered include an open pit mine, and underground mine and a combined open pit and underground mine with the focus now being on various throughput options for an open pit mine.  A feasibility study update was completed for the open pit scenario in 2016 and, as such, this scenario is technically advanced and development ready. Technical studies continue to advance the lower throughput standalone scenarios towards completion of a preliminary economic assessment in 2018 and a pre-feasibility study in 2019. These studies will be completed concurrently with the review of the various strategic alternatives. The Company sees the lower throughput standalone underground and combined scenario as a compelling development opportunity, notably on account of the marked decrease in development capital while still maintaining the longer term optionality for a large-scale open pit operation in due course.

SUYAI, ARGENTINA

The Company previously completed a scoping study that evaluated two options for ore processing, both of which provide favourable project economics. The first considered the construction of a carbon-in-leach ("CIL") processing facility for the on-site production of gold and silver in the form of doré. The second considered the construction of a processing facility for on-site production of gold and silver contained in a very high grade concentrate, which would be shipped abroad for subsequent precious metal recovery. Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver. The Company believes both scenarios address past concerns regarding open pit mining and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and would potentially meet provincial regulations currently in place in Chubut. The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.

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In light of the foregoing, the Company is continuing to consider the alternatives of a development plan and other strategic alternatives for the project. While this level of study is at a scoping level, extensive work has been performed over a considerable period of time. As such, the scoping study can be advanced to a feasibility study and the project can be developed very rapidly. The Suyai project is one of the highest gold grade development-ready projects in the Americas. While a financial advisor has not been retained at this time, the Company is evaluating its strategic alternatives in addition to development of the project.

MONUMENT BAY, CANADA

The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised by three volcanic assemblages, ranging in age from 2.85 to 2.71 Ga.  Gold and tungsten mineralization occurs along the steeply north dipping Twin Lakes Shear Zone and the AZ Sheer Zone.

The goals of the 2018 exploration program at Monument Bay are:

•	Testing high priority targets near the Twin Lakes deposit,

•	Testing regional targets, and

•	Developing new drill targets for 2019 through surface exploration.

In the first nine months of 2018, approximately 16,270 metres of drilling were completed on the Monument Bay project. The main focus was testing targets near the Twin Lakes deposit and testing regional targets. In addition, during the period, a new geological interpretation of the deposit was formed and is expected to form the basis for an updated block model and mineral resource estimate. Ground work is continuing and generating prospects for follow up testing in 2019.

On September 13, 2018, the Company signed an Exploration Agreement with Red Sucker Lake First Nations in relation to the Monument Bay exploration site in Northern Manitoba. This is an important step allowing the Company to solidify a strategic collaboration with this community, as it continues to advance the project.

OTHER

The Company continues to pursue development and strategic initiatives for the 56.7% held Agua De La Falda joint venture with Codelco, located in northern Chile.  The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. The Company completed the study of a low capital start-up project based on the remaining oxide inventory with positive results, and is evaluating exploration plans on the highly prospective claims surrounding the mine.  Agua De La Falda has installed processing capacity and infrastructure.

EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The 2018 exploration program focuses on finding higher quality ounces, improving mine grade, infill drilling to replace production by upgrading existing mineral resources, and exploring the Yamana property portfolio for new exploration targets. For exploration updates relating to operating mines during the year, refer to Section 4: Operating Segments Performance of this MD&A. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2018	2017	2018	2017
Exploration and evaluation capitalized (i)	$19.9	$22.9	$56.9	$64.6
Exploration and evaluation expensed (ii)	2.5	4.9	9.4	14.2
Total exploration and evaluation expenditures	$22.4	$27.8	$66.3	$78.8

(i)	Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Condensed Consolidated Interim Balance Sheets as additions to exploration and evaluation assets.

(ii)	Expensed exploration and evaluation costs are reported in the Condensed Consolidated Interim Statements of Operations for the period.

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6.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	September 30, 2018	December 31, 2017
Cash and cash equivalents	$120.7	$148.9
Current assets (including cash and cash equivalents)	580.4	839.4
Non-current assets	7,549.5	7,923.9
Total assets	$8,129.9	$8,763.3
Current liabilities (excluding current portion of debt)	571.5	670.7
Non-current liabilities (excluding long-term debt)	1,697.0	1,787.6
Debt (current and long-term)	1,778.5	1,857.7
Total liabilities	$4,047.0	$4,316.0
Total shareholders' equity	4,048.2	4,313.4
Non-controlling interests	34.7	133.9
Total equity	$4,082.9	$4,447.3

Working capital (i)	$6.7	$58.7
Net debt (ii)	$1,657.8	$1,708.8

(i)	Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of long-term debt and assets and liabilities held for sale.

(ii)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Total assets were $8.1 billion as at September 30, 2018, 7% lower than as at December 31, 2017, primarily attributable to assets sold during the period partly offset by amounts capitalized in the period, including those related to the completion of the Cerro Moro mine in Argentina, and the Company's acquisition of an associate interest in Leagold Mining Inc. as part of the Brio Gold transaction. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and previous growth through acquisitions. Other significant assets include inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at September 30, 2018 were $4.0 billion, lower by 6% from December 31, 2017, primarily attributable to lower long-term debt, and lower trade payables following the completion of Cerro Moro and due to the impact of the depreciation of local currencies on foreign currency-denominated liabilities.

Cash and cash equivalents were $120.7 million as at September 30, 2018, compared to $148.9 million as at December 31, 2017. Working capital was $6.7 million as at September 30, 2018, compared to $58.7 million as at December 31, 2017. Working capital includes the current portion of long-term debt and assets and liabilities of disposal groups held for sale. Accordingly, current assets and current liabilities at September 30, 2018 include all assets and liabilities of Gualcamayo, and current assets and current liabilities at December 31, 2017 include all assets and liabilities of Gualcamayo and the Canadian Exploration Properties, as these disposal groups were classified as held for sale at the respective balance sheet dates. Additionally, working capital is being impacted by deferred revenue from the advanced copper sales agreement of $86.2 million, which is classified as a current liability; however, this effect will decline in future reporting periods with remaining copper deliveries scheduled in December 2018, March 2019 and June 2019.

Net change in working capital movement for the third quarter was a cash outflow of $22.1 million. Working capital was impacted predominantly by Cerro Moro due to the aforementioned inventory buildup (refer to Section 4: Operating Segments Performance of this MD&A), temporary indirect tax credit build-up associated with the commencement of operations, which is expected to be recoverable starting in 2019 and trade payables returning to normal levels following the completion of construction. The remainder of the movement in working capital is associated with:

•	general inventory increases at Chapada, Jacobina and Canadian Malartic; and

•	timing of regular trade payments for the Company's operating mines.

The Company also has $165.7 million in stockpile inventory classified as other non-current assets as it is not expected to be processed within one year, but is readily available for processing.

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Total debt was $1.78 billion as at September 30, 2018, compared to $1.86 billion as at December 31, 2017. Net debt as at September 30, 2018 was $1.66 billion or 3% lower, compared to $1.71 billion as at December 31, 2017. Following the early redemption of the 2019 notes and the 2018 maturities, the Company's next scheduled maturity of fixed rate debt is not until March 2020. Based on its current credit rating, the Company expects that it can refinance the existing long-term debt in similar or more favourable terms to support the execution of the Company's business strategy.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by working capital, recent monetization and financing transactions, future operating cash flows and available credit facilities.

As at September 30, 2018, the financial resources available to the Company in meeting its financial obligations include its positive working capital of $6.7 million and $685.0 million from its revolving credit facility. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity in June 2023.

For the three months ended September 30, 2018, cash flows from operating activities were $64.5 million net of the impact of the $46.5 million deferred revenue recognized in respect of metal sales agreements, the cash payments for which were received in previous periods. Cash flows from operating activities are expected to remain positive and increase in the foreseeable future. The Company expects its cash flows from operations will increase organically, subject to prevailing metal prices, in the following quarters. Refer to Section 7: Economic Trends, Business Risks and Uncertainties of this MD&A for a detailed discussion of market price risk.

The Company’s near-term financial obligations include repayment obligations within one year of long-term debt of $2.2 million, construction and service contract commitments of $342.3 million, and sustaining capital expenditures of approximately $58.0 million for the remainder of 2018. The Company budgets for expansionary and exploration capital expenditures, however these expenditures are discretionary in nature, allowing management a reasonable degree of flexibility in managing its financial resources. Further information with regards to sustaining capital expenditures can be found in the Section 1: Highlights and Relevant Updates of this MD&A and commitments by year can be found below.

The Company's continuous commitment to balance sheet and cost improvement will further strengthen its financial position, and is highlighted by the following initiatives completed or expected in the near-term:

•
The recent and aforementioned sale transaction of Gualcamayo achieves various corporate objectives and provides both immediate and periodic future payments. Future payments from currently identified opportunities, new discoveries, mine life extensions and higher metal prices, are expected to provide upside in value in relation to its current carrying value.

•	The extension of the revolving credit facility to June 2023 from September 2021, was completed in June 2018 at terms substantially similar to those existing.

•	The completion of the previously announced sale of its 50% indirect interest in certain jointly owned exploration properties of the Canadian Malartic Corporation for cash proceeds of $162.5 million;

•
The early redemption of $181.5 million of the 6.97% senior notes due December 2019, which extended the tenor of the Company's fixed term profile at lower average interest rates and improved financial flexibility.

•	The receipt of $125.0 million from the copper advanced sales program in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019.

•
Although the Brio transaction does not bring immediate cash, the investment in the combined entity will create an impressive mid-tier gold producer with assets in two excellent jurisdictions, a strong production platform, built-in potential for growth and a proven management team well positioned to deliver future value increases. This investment provides the Company with a significant monetization potential.

Additionally, through the completion of the Cerro Moro mine resulting in lower capital expenditures and expected step-change in cash flow beginning in 2018 and more significantly in 2019, the Company is well positioned to drive a reduction in net debt and manage its debt repayments.

SOURCES AND USES OF CASH

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The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2018	2017	2018	2017
Cash flows from operating activities	$64.5	$149.8	$289.5	$325.7
Cash flows from operating activities before net change in working capital (i)	$86.6	$135.8	$450.5	$375.8
Cash flows used in investing activities	$(117.7)	$(179.8)	$(238.2)	$(447.8)
Cash flows from (used in) financing activities	$60.8	$19.5	$(85.0)	$149.8

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Operating Activities

Cash flows from operating activities for the three months ended September 30, 2018 were $64.5 million, compared to $149.8 million for the three months ended September 30, 2017. Cash flows from operating activities before net change in working capital for the three months ended September 30, 2018 were $86.6 million, compared to $135.8 million for the three months ended September 30, 2017, which decreased mainly due to lower revenue, predominantly driven by lower consolidated quantities sold as there were attributable ounces from Brio Gold in 2017 and the $46.5 million non-cash deferred revenue recognized in respect of metal sales agreements, the cash payment for which were received in previous periods.

Investing Activities

Cash flows used in investing activities were $117.7 million for the three months ended September 30, 2018, compared to $179.8 million for the three months ended September 30, 2017. The net cash outflows resulted from the cash capital expenditures mainly from the continued development of Canadian Malartic and the build-up of ore stockpiles not scheduled for processing within the next twelve months. Total capital expenditures for the three months ended September 30, 2018, were $102.6 million, compared to capital expenditures of $179.4 million for the same period in 2017, with the reduction expected due to the completion of Cerro Moro in the second quarter of 2018.

Financing Activities

Cash flows from financing activities were $60.8 million for the three months ended September 30, 2018, compared to $19.5 million for the three months ended September 30, 2017. Cash flows from financing activities in both periods represent the net impact of draw downs and repayments on the revolving facility and the payment of interest on term debt. Net draw downs on the revolving facility were $79.7 million and $43.3 million in the three months ended September 30, 2018 and 2017, respectively.

CAPITAL RESOURCES
The capital of the Company consists of items included in shareholders’ equity, and debt obligations net of cash and cash equivalents as follows:

As at (In millions of US Dollars)	September 30, 2018	December 31, 2017
Shareholders’ equity	$4,082.9	$4,447.3
Debt	1,778.5	1,857.7
	5,861.4	6,305.0
Less: Cash and cash equivalents	(120.7)	(148.9)
	$5,740.7	$6,156.1

In order to maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

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In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities, and operating and capital commitments at September 30, 2018, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$2.2	$84.1	$192.7	$1,511.9	$1,790.9
Interest	82.8	160.0	137.4	81.3	461.5
Mine operating/construction and service contracts and other	342.3	327.0	37.0	—	706.3
Decommissioning, restoration and similar liabilities	12.1	35.7	75.8	451.5	575.1
	$439.4	$606.8	$442.9	$2,044.7	$3,533.8

(i)
Additionally, as at September 30, 2018, the Company had outstanding letters of credit in the amount of $60.4 million (C$78.3 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, and $13.6 million representing guarantees for reclamation obligations relating to the Company's US properties.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at	October 19, 2018	September 30, 2018
Common shares issued and outstanding	949,342	949,302
Share options outstanding	1,772	1,772
Restricted share units	2,296	2,292

7.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2017. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended September 30, 2018, except as noted below:

METAL PRICE RISK

$3.40
$3.20
$3.00
$2.80
$2.60
$2.40
$2.20
$2.00
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18

Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)      Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

Gold Price - Market Update

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For the quarter ended September 30, 2018, spot gold prices averaged $1,213 per ounce, representing a decrease of 5%, compared to $1,278 per ounce in the third quarter of 2017. Prices ranged between $1,178 and $1,262 per ounce during the third quarter of 2018. As at September 30, 2018, the closing price was $1,187 per ounce.

Gold prices trended lower in the third quarter as the US Dollar strengthened on a global basis, US Treasury yields climbed and geopolitical tensions continued to ease. The US Federal Reserve (“US Fed”) increased the US Fed Funds rate by 0.25% in September, as expected, and indicated one additional increase in 2018. Other central banks have also begun to tighten monetary policy and while higher interest rates may weigh on gold, the prospect of other central banks increasing rates should eventually temper US Dollar strength.

The amount of global debt added over the past several years is significant and the prospect of rising global interest rates may pose refinancing challenges, which may prove to be supportive for gold. Most governments continue to run fiscal deficits during this period of global economic expansion, which may ultimately leave them with limited flexibility when an economic contraction occurs. This should be a longer-term source of support for gold price.

Central banks continue to be net buyers with Russia, Turkey and Kazakhstan being the most notable from those who have reported purchases. In the short-term, gold prices are likely be driven by the changing sentiment as to the monetary policy path of the US Fed and US Treasury yields, developments on global trade and equity market performance.

Copper Price - Market Update

For the quarter ended September 30, 2018, spot copper prices averaged $2.77 per pound, representing a decrease of 4%, compared to $2.88 per pound in the third quarter of 2017. Prices ranged between $2.61 and $2.96 per pound in the third quarter of 2018. As at September 30, 2018, the closing price was $2.84 per pound.

Copper prices moved sharply lower in the quarter, succumbing to trade fears, before rebounding modestly towards the end of the quarter. Over the medium to longer-term, copper prices should be supported, as the market is moving towards balance with supply growth slowing as fewer new mines are expected to begin operations.

The Company currently uses forward and option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at September 30, 2018, the Company had 17.6 million pounds of copper forward contracts in place to December 2018 at an average sales price of $2.81 per pound. In addition, as part of the copper advanced sales program for which $125.0 million was received in January 2018, the Company has effectively hedged approximately 27.0 million pounds of copper at $3.26 per pound, to be delivered in the fourth quarter of 2018 and first half of 2019. This production represents approximately 18% of planned production over this period. In the third quarter of 2018, 13.3 million pounds of copper were delivered under this program at $3.25 per pound.

CURRENCY RISK

US Dollar - Market Update

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The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Canadian Dollar, Brazilian Real, Argentine Peso and the Chilean Peso all weakened against the US Dollar during the three months ended September 30, 2018. The US Fed increased the Fed Funds rate by 0.25% in September and indicated that they expect one additional increase during 2018. However, this will be dependent on economic growth and with other central banks beginning to increase rates this could lead to a weaker US Dollar.

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2017	% (i)	2018	2017	% (i)
Average Exchange Rate
USD-CAD	1.3066	1.2531	4.3%	1.2877	1.3071	-1.5%
USD-BRL	3.9468	3.1601	24.9%	3.6034	3.1723	13.6%
USD-ARG	31.8600	17.2914	84.3%	25.0700	16.2357	54.4%
USD-CLP	663.00	642.27	3.2%	629.22	654.15	-3.8%

	For the three months ended September 30,			December 31,
	2018	2017	% (i)	2017	% (i)
Period-end Exchange Rate
USD-CAD	1.2908	1.2472	3.5%	1.2571	2.7%
USD-BRL	4.0493	3.1623	8.0%	3.3085	22.4%
USD-ARG	41.3070	17.3172	138.5%	18.6232	121.8%
USD-CLP	656.85	639.03	2.5%	615.44	6.7%

(i)	Positive variance represents the US Dollar increase in value relative to the foreign currency.

As at September 30, 2018, the Company had zero-cost collar contracts as follows:

•
For the period from October 2018 to June 2019, with Brazilian Real to US Dollar average call and put strike prices of R$3.15 and R$3.47 per US Dollar, respectively, totalling R$270 million (R$ = Brazilian Reais) evenly split by month;

•
For the period from January to December 2019, with Brazilian Real to US Dollar average call and put strike prices of R$3.75 and R$4.74 per US Dollar, respectively, totalling R$348 million (R$ = Brazilian Reais) evenly split by month; and

•
For the period from July to December 2019, with Brazilian Real to US Dollar average call and put strike prices of R$3.75 and R$4.87 per US Dollar, respectively, totalling R$135 million (R$ = Brazilian Reais) evenly split by month.

These allow the Company to participate in exchange rate movements between those two strikes. The Company also had forward contracts totalling C$15 million (C$ = Canadian Dollars) evenly split by month from October 2018 to December 2018 with Canadian Dollar to US Dollar forward rates of C$1.25 per US Dollar.

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8.    CONTINGENCIES

Litigation and Claims

The Company is currently subject to litigation proceedings as disclosed in Note 22: Contingencies to the Company's Condensed Consolidated Interim Financial Statements, and may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

9.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of Preparation

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2018 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2017, with the exception of the application of certain new and amended IFRSs issued by the International Accounting Standards Board, which were effective from January 1, 2018. Those new and amended IFRSs that had a significant impact on the Company’s Condensed Consolidated Interim Financial Statements are described in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements.

Critical Judgements and Estimates

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.
The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2017, except for those related to revenue recognition and the determination of the commencement of commercial production at the Cerro Moro mine, which are disclosed in Note 5: Revenue and Note 2: Basis of Preparation and Presentation, respectively, to the Company's Condensed Consolidated Interim Financial Statements.

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10.    NON-GAAP FINANCIAL MEASURES AND ADDITIONAL SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	Co-product cash costs per pound of copper produced;

•	All-in sustaining costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	All-in sustaining co-product costs per pound of copper produced;

•	Net debt;

•	Net free cash flow;

•	Average realized price per ounce of gold/silver sold; and

•	Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures reconciled below and additional subtotals in financial statements, refer to Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the year ended December 31, 2017.

During the three months ended September 30, 2018, an additional subtotal item was added, namely Cash flows from operating activities before net change in working capital, normalized due to copper advanced sales program, this subtotal excludes the impact due to the copper advanced sales program payments and deliveries that results in timing differences between the cash payment and delivery.

CASH COSTS AND ALL-IN SUSTAINING COSTS

Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

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i)	Reconciliation of Cost of Sales per the Consolidated Financial Statements to Co-Product Cash Costs and Co-Product AISC, and By-Product Cash Costs and By-Product AISC:

Co-product Cash Cost & AISC	For the three months ended September 30, 2018				For the three months ended September 30, 2017				For the nine months ended September 30, 2018				For the nine months ended September 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi) (vii)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi) (vii)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi) (vii)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$233.4	$171.9	$18.9	$42.6	$279.0	$213.6	$15.3	$50.1	$726.7	$564.0	$39.0	$123.7	$778.0	$607.9	$39.2	$130.9
DDA	109.4	87.6	12.9	8.9	108.2	92.7	6.1	9.4	309.3	258.5	22.6	28.2	325.8	287.3	16.4	22.1
Total cost of sales	$342.8	$259.5	$31.8	$51.5	$387.2	$306.3	$21.4	$59.5	$1,036.0	$822.5	$61.6	$151.9	$1,103.8	$895.2	$55.6	$153.0
DDA	(109.4)	(87.6)	(12.9)	(8.9)	(108.2)	(92.7)	(6.1)	(9.4)	(309.3)	(258.5)	(22.6)	(28.2)	(325.8)	(287.3)	(16.4)	(22.1)
Inventory movement	4.1	2.4	1.3	0.4	(11.5)	(4.1)	(0.3)	(7.1)	(5.3)	(6.6)	0.8	0.5	(9.1)	(6.7)	0.4	(2.8)
Treatment and refining charges (ii)	7.1	1.0	—	6.1	11.5	1.7	—	9.8	23.4	3.4	—	20.0	27.3	4.0	0.1	23.2
Commercial and other costs	(0.1)	—	—	(0.1)	(0.3)	(0.1)	—	(0.2)	(0.9)	(0.2)	—	(0.7)	(1.1)	(0.2)	—	(0.9)
Overseas freight for Chapada concentrate	(2.6)	(0.5)	—	(2.1)	(3.2)	(0.6)	—	(2.6)	(8.3)	(1.7)	—	(6.6)	(8.3)	(1.6)	—	(6.7)
Total co-product cash cost	$241.9	$174.8	$20.2	$46.9	$275.5	$210.5	$15.0	$50.0	$735.6	$558.9	$39.8	$136.9	$786.8	$603.4	$39.7	$143.7
G&A, excl., shared-based compensation (iii)	16.2	14.3	1.7	0.2	25.5	19.9	1.1	4.5	52.8	48.6	3.4	0.8	69.8	55.4	3.0	11.4
Sustaining capital expenditures (iv)	51.7	37.7	3.8	10.2	50.2	44.3	3.2	2.7	135.0	106.5	7.8	20.7	147.9	119.8	10.0	18.1
Exploration and evaluation expense (iii)	2.1	1.4	0.1	0.6	4.8	3.1	0.2	1.5	7.9	6.2	0.4	1.3	14.3	10.1	0.8	3.4
Total co-product AISC	$311.9	$228.2	$25.8	$57.9	$356.0	$277.8	$19.5	$58.7	$931.3	$720.2	$51.4	$159.7	$1,018.8	$788.7	$53.5	$176.6
Commercial oz and lb produced		268,842	2,549,011	28,603,314		300,368	1,431,211	37,050,747		804,250	4,373,722	90,126,445		855,385	3,833,718	92,666,833
Commercial oz and lb sold		260,217	1,850,850	28,573,290		299,588	1,512,476	36,496,657		790,794	3,749,527	88,046,773		845,691	3,861,911	86,880,259
Cost of sales excl. DDA per oz and lb sold			$10.19	$1.49		$713	$10.12	$1.37			$10.40	$1.41		$719	$10.16	$1.51
DDA per oz and lb sold			$6.96	$0.31		$309	$4.03	$0.26			$6.04	$0.30		$340	$4.26	$0.25
Total cost of sales per oz and lb sold		$998	$17.15	$1.80		$1,022	$14.15	$1.63		$1,040	$16.43	$1.71		$1,059	$14.41	$1.76
Co-product cash cost per oz and lb produced			$7.93	$1.64		$701	$10.53	$1.35			$9.10	$1.52		$705	$10.36	$1.55
Co-product AISC per oz and lb produced			$10.16	$2.03		$925	$13.70	$1.44			$11.73	$1.77		$922	$13.96	$1.77

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Co-product Cash Cost & AISC	For the three months ended September 30, 2018					For the three months ended September 30, 2017					For the nine months ended September 30, 2018					For the nine months ended September 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)
Cost of sales excluding DDA (i)	$171.9	$—	$171.9	$(24.0)	$147.9	$213.6	$(39.7)	$173.9	$(33.2)	$140.7	$564.0	$(73.8)	$490.2	$(72.5)	$417.7	$607.9	$(117.5)	$490.4	$(106.6)	$383.8
DDA	87.6	—	87.6	—	87.6	92.7	(10.6)	82.1	(10.6)	71.5	258.5	(9.9)	248.6	(16.3)	232.3	287.3	(35.8)	251.5	(41.1)	210.4
Total cost of sales	$259.5	$—	$259.5	$(24.0)	$235.5	$306.3	$(50.3)	$256.0	$(43.8)	$212.2	$822.5	$(83.7)	$738.8	$(88.8)	$650.0	$895.2	$(153.3)	$741.9	$(147.7)	$594.2
DDA	(87.6)	—	(87.6)	—	(87.6)	(92.7)	10.6	(82.1)	10.6	(71.5)	(258.5)	9.9	(248.6)	16.3	(232.3)	(287.3)	35.8	(251.5)	41.1	(210.4)
Inventory movement	2.4	—	2.4	1.6	4.0	(4.1)	2.1	(2.0)	(4.0)	(6.0)	(6.6)	—	(6.6)	5.4	(1.2)	(6.7)	(0.6)	(7.3)	1.4	(5.9)
Treatment and refining charges (ii)	1.0	—	1.0	—	1.0	1.7	—	1.7	—	1.7	3.4	—	3.4	—	3.4	4.0	—	4.0	—	4.0
Commercial and other costs	—	—	—	—	—	(0.1)	—	(0.1)	—	(0.1)	(0.2)	—	(0.2)	—	(0.2)	(0.2)	—	(0.2)	—	(0.2)
Overseas freight for Chapada Conc.	(0.5)	—	(0.5)	—	(0.5)	(0.6)	—	(0.6)	—	(0.6)	(1.7)	—	(1.7)	—	(1.7)	(1.6)	—	(1.6)	—	(1.6)
Total co-product cash cost	$174.8	$—	$174.8	$(22.4)	$152.4	$210.5	$(37.6)	$172.9	$(37.2)	$135.7	$558.9	$(73.8)	$485.1	$(67.1)	$418.0	$603.4	$(118.1)	$485.3	$(105.2)	$380.1
G&A, excl., shared-based compensation (iii)	14.3	—	14.3	0.1	14.4	19.9	(3.7)	16.2	(0.6)	15.6	48.6	(7.8)	40.8	(0.1)	40.7	55.4	(11.3)	44.1	(0.6)	43.5
Sustaining capital expenditures (iv)	37.7	—	37.7	(2.5)	35.2	44.3	(11.3)	33.0	(1.1)	31.9	106.5	(9.8)	96.7	(6.8)	89.9	119.8	(24.2)	95.6	(3.2)	92.4
Exploration and evaluation expense (iii)	1.4	—	1.4	—	1.4	3.1	(0.2)	2.9	—	2.9	6.2	(0.7)	5.5	—	5.5	10.1	(0.6)	9.5	—	9.5
Total co-product AISC	$228.2	$—	$228.2	$(24.8)	$203.4	$277.8	$(52.8)	$225.0	$(38.9)	$186.1	$720.2	$(92.1)	$628.1	$(74.0)	$554.1	$788.7	$(154.2)	$634.5	$(109.0)	$525.5
Commercial oz and lb produced			268,842		246,788			257,455		223,272			730,776		660,782			717,709		608,435
Commercial oz and lb sold			260,217		238,288			256,359		223,414			720,042		648,556			710,090		600,714
Cost of sales excl. DDA per oz and lb sold			$661		$621			$678		$630			$681		$644			$691		$639
DDA per oz and lb sold			$337		$368			$320		$320			$345		$358			$354		$350
Total cost of sales per oz and lb sold			$998		$989			$999		$950			$1,026		$1,002			$1,045		$989
Co-product cash cost per oz and lb produced			$650		$618			$672		$608			$664		$633			$676		$625
Co-product AISC per oz and lb produced			$849		$824			$874		$834			$859		$838			$884		$864

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Co-product Cash Cost & AISC	For the three months ended September 30, 2018			For the three months ended September 30, 2017				For the nine months ended September 30, 2018			For the nine months ended September 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Chapada Total (vii)	Chapada Gold	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper	Chapada Total	Chapada Gold	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding DDA (i)	$51.9	$9.3	$42.6	$60.9	$10.6	$0.2	$50.1	$150.5	$26.8	$123.7	$159.4	$27.9	$0.6	$130.9
DDA	10.6	2.1	8.5	11.2	2.2	—	9.0	31.4	6.3	25.1	26.5	5.2	0.1	21.2
Total cost of sales	$62.5	$11.4	$51.1	$72.1	$12.8	$0.2	$59.1	$181.9	$33.1	$148.8	$185.9	$33.1	$0.7	$152.1
DDA	(10.6)	(2.1)	(8.5)	(11.2)	(2.2)	—	(9.0)	(31.4)	(6.3)	(25.1)	(26.5)	(5.2)	(0.1)	(21.2)
Inventory movement	0.4	—	0.4	(8.8)	(1.7)	—	(7.1)	0.5	—	0.5	(3.5)	(0.7)	—	(2.8)
Treatment and refining charges (ii)	7.1	1.0	6.1	11.5	1.7	—	9.8	23.4	3.4	20.0	27.3	4.0	0.1	23.2
Commercial and other costs	(0.1)	—	(0.1)	(0.3)	(0.1)	—	(0.2)	(0.9)	(0.2)	(0.7)	(1.1)	(0.2)	—	(0.9)
Overseas freight for Chapada Conc.	(2.6)	(0.5)	(2.1)	(3.2)	(0.6)	—	(2.6)	(8.3)	(1.7)	(6.6)	(8.3)	(1.6)	—	(6.7)
Total co-product cash cost	$56.7	$9.8	$46.9	$60.1	$9.9	$0.2	$50.0	$165.2	$28.3	$136.9	$173.8	$29.4	$0.7	$143.7
G&A, excl., shared-based compensation (iii)	0.3	0.1	0.2	0.3	0.1	—	0.2	1.0	0.2	0.8	0.6	0.1	—	0.5
Sustaining capital expenditures (iv)	12.8	2.6	10.2	3.1	0.6	—	2.5	25.9	5.2	20.7	22.3	4.4	0.1	17.8
Exploration and evaluation expense (iii)	0.7	0.1	0.6	0.9	0.2	—	0.7	1.6	0.3	1.3	1.7	0.3	—	1.4
Total co-product AISC	$70.5	$12.6	$57.9	$64.4	$10.8	$0.2	$53.4	$193.7	$34.0	$159.7	$198.4	$34.2	$0.8	$163.4
Commercial oz and lb produced		27,080	28,603,314		38,782	68,280	37,050,747		80,162	90,126,445		83,274	181,228	92,666,833
Commercial oz and lb sold		28,562	28,573,290		39,793	12,311	36,496,657		81,136	88,046,773		80,516	81,918	86,880,259
Cost of sales excl. DDA per oz and lb sold		$325	$1.49		$265	$17.51	$1.37		$330	$1.41		$347	$6.95	$1.51
DDA per oz and lb sold		$74	$0.30		$55	$3.65	$0.25		$77	$0.28		$64	$1.29	$0.24
Total cost of sales per oz and lb sold		$399	$1.79		$321	$21.15	$1.62		$408	$1.69		$411	$8.25	$1.75
Co-product cash cost per oz and lb produced		$360	$1.64		$254	$2.95	$1.35		$354	$1.52		$353	$3.43	$1.55
Co-product AISC per oz and lb produced		$462	$2.03		$276	$3.21	$1.44		$425	$1.77		$411	$3.98	$1.77

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Co-product Cash Cost & AISC	For the three months ended September 30, 2018				For the three months ended September 30, 2017				For the nine months ended September 30, 2018				For the nine months ended September 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding DDA (i)	$41.3	$31.1	$10.2	$49.9	$54.3	$41.4	$12.9	$46.3	$130.6	$100.3	$30.3	$147.9	$131.4	$96.6	$34.8	$130.0
DDA	23.6	17.8	5.8	36.1	20.7	15.8	4.9	30.8	66.7	51.3	15.4	103.1	53.4	39.3	14.1	97.0
Total cost of sales	$64.9	$48.9	$16.0	$86.0	$75.0	$57.2	$17.8	$77.1	$197.3	$151.6	$45.7	$251.0	$184.8	$135.9	$48.9	$227.0
DDA	(23.6)	(17.8)	(5.8)	(36.1)	(20.7)	(15.8)	(4.9)	(30.8)	(66.7)	(51.3)	(15.4)	(103.1)	(53.4)	(39.3)	(14.1)	(97.0)
Inventory movement	(0.5)	(0.2)	(0.3)	1.4	(5.8)	(4.9)	(0.9)	1.0	(3.8)	(2.9)	(0.9)	0.4	(4.1)	(3.8)	(0.3)	1.7
Total co-product cash cost	$40.8	$30.9	$9.9	$51.3	$48.5	$36.5	$12.0	$47.3	$126.8	$97.4	$29.4	$148.3	$127.3	$92.8	$34.5	$131.7
G&A, excl., shared-based compensation (iii)	—	—	—	1.3	0.3	0.2	0.1	0.8	0.2	0.2	—	3.5	0.3	0.2	0.1	2.9
Sustaining capital expenditures (iv)	7.3	5.5	1.8	10.9	9.2	6.9	2.3	13.6	24.4	18.7	5.7	35.0	30.3	22.0	8.3	32.7
Exploration and evaluation expense (iii)	—	—	—	—	(0.5)	(0.4)	(0.1)	(0.1)	—	—	—	0.1	—	(0.1)	0.1	0.2
Total co-product AISC	$48.1	$36.4	$11.7	$63.5	$57.5	$43.2	$14.3	$61.6	$151.4	$116.3	$35.1	$186.9	$157.9	$114.9	$43.0	$167.5
Commercial oz produced		35,746	892,461	88,603		44,466	1,088,921	82,097		113,936	2,717,172	263,868		121,108	3,229,915	235,988
Commercial oz sold		34,810	834,250	89,354		47,921	1,234,996	78,436		114,057	2,732,927	260,297		124,194	3,355,296	226,706
Cost of sales excl. DDA per oz sold		$894	$12.23	$558		$865	$10.48	$591		$879	$11.09	$568		$777	$10.36	$573
DDA per oz sold		$510	$6.96	$405		$329	$3.93	$392		$450	$5.64	$396		$317	$4.21	$428
Total cost of sales per oz sold		$1,404	$19.19	$962		$1,194	$14.41	$983		$1,329	$16.73	$964		$1,094	$14.56	$1,001
Co-product cash cost per oz produced		$866	$11.08	$579		$821	$11.02	$577		$855	$10.84	$562		$766	$10.66	$558
Co-product AISC per oz produced		$1,021	$13.05	$717		$972	$13.07	$751		$1,021	$12.96	$708		$949	$13.28	$710

Co-product Cash Cost & AISC	For the three months ended September 30, 2018				For the three months ended September 30, 2017				For the nine months ended September 30, 2018				For the nine months ended September 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Cerro Moro Total	Cerro Moro Gold	Cerro Moro Silver	Minera Florida Gold (vii)	Cerro Moro Total	Cerro Moro Gold	Cerro Moro Silver	Minera Florida Gold	Cerro Moro Total	Cerro Moro Gold	Cerro Moro Silver	Minera Florida Gold	Cerro Moro Total	Cerro Moro Gold	Cerro Moro Silver	Minera Florida Gold
Cost of sales excluding DDA (i)	$24.3	$15.6	$8.7	$20.0	$—	$—	$—	$17.9	$24.3	$15.6	$8.7	$57.2	$—	$—	$—	$56.6
DDA	19.5	12.6	6.9	9.4	—	—	—	9.0	19.6	12.6	7.0	28.9	—	—	—	28.7
Total cost of sales	$43.8	$28.2	$15.6	$29.4	$—	$—	$—	$26.9	$43.9	$28.2	$15.7	$86.1	$—	$—	$—	$85.3
DDA	(19.5)	(12.6)	(6.9)	(9.4)	—	—	—	(9.0)	(19.6)	(12.6)	(7.0)	(28.9)	—	—	—	(28.7)
Inventory movement	4.7	3.0	1.7	0.3	—	—	—	—	4.7	3.0	1.7	(0.6)	—	—	—	(1.3)
Total co-product cash cost	$29.0	$18.6	$10.4	$20.3	$—	$—	$—	$17.9	$29.0	$18.6	$10.4	$56.6	$—	$—	$—	$55.3
G&A, excl., shared-based compensation (iii)	0.2	0.1	0.1	—	—	—	—	0.1	0.2	0.1	0.1	0.1	—	—	—	0.2
Sustaining capital expenditures (iv)	5.5	3.6	1.9	3.6	—	—	—	5.3	5.5	3.6	1.9	10.1	—	—	—	17.7
Exploration and evaluation expense (iii)	—	—	—	—	—	—	—	0.6	—	—	—	—	—	—	—	1.6
Total co-product AISC	$34.7	$22.3	$12.4	$23.9	$—	$—	$—	$23.9	$34.7	$22.3	$12.4	$66.8	$—	$—	$—	$74.8
Commercial oz produced		38,083	1,656,550	21,909		—	—	23,089		38,083	1,656,550	57,109		—	—	66,825
Commercial oz sold		28,653	1,016,600	21,552		—	—	22,195		28,653	1,016,600	57,567		—	—	67,374
Cost of sales excl. DDA per oz sold		$544	$8.52	$927		$—	$—	$807		$544	$8.52	$994		$—	$—	$841
DDA per oz sold		$441	$6.83	$437		$—	$—	$404		$441	$6.83	$501		$—	$—	$425
Total cost of sales per oz sold		$985	$15.35	$1,364		$—	$—	$1,211		$985	$15.35	$1,495		$—	$—	$1,266
Co-product cash cost per oz produced		$489	$6.23	$924		$—	$—	$777		$489	$6.23	$991		$—	$—	$828
Co-product AISC per oz produced		$587	$7.45	$1,086		$—	$—	$1,038		$587	$7.45	$1,171		$—	$—	$1,118

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Co-product Cash Cost & AISC	For the three months ended September 30, 2018				For the three months ended September 30, 2017				For the nine months ended September 30, 2018				For the nine months ended September 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Jacobina Gold	Gualcamayo Gold	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Gualcamayo Gold	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Gualcamayo Gold	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Gualcamayo Gold	Corp. Office & Other Total	Corp. Office & Other Gold
Cost of sales excluding DDA (i)	$22.2	$24.0	$—	$—	$24.5	$33.2	$—	$—	$69.9	$72.5	$—	$—	$72.6	$106.6	$—	$—
DDA	8.1	—	2.0	1.4	12.5	10.6	1.8	1.4	25.7	16.3	6.0	4.5	36.1	41.1	5.4	4.2
Total cost of sales	$30.3	$24.0	$2.0	$1.4	$37.0	$43.8	$1.8	$1.4	$95.6	$64.8	$6.0	$4.5	$108.7	$147.7	$5.4	$4.2
DDA	(8.1)	—	(2.0)	(1.4)	(12.5)	(10.6)	(1.8)	(1.4)	(25.7)	(16.3)	(6.0)	(4.5)	(36.1)	(41.1)	(5.4)	(4.2)
Inventory movement	(0.5)	(1.6)	—	—	(0.3)	4.0	—	—	(1.1)	(5.4)	—	—	(1.7)	(1.4)	—	—
Total co-product cash cost	$21.7	$22.4	$—	$—	$24.2	$37.2	$—	$—	$68.8	$44.7	$—	$—	$70.9	$105.2	$—	$—
G&A, excl., shared-based compensation (iii)	0.2	(0.1)	14.3	12.6	0.5	0.6	19.3	13.9	0.5	0.1	39.3	36.0	0.8	0.6	53.1	39.3
Sustaining capital expenditures (iv)	8.3	2.5	0.8	0.7	5.1	1.1	0.6	0.4	15.9	6.8	1.4	1.3	14.7	3.2	1.3	1.0
Exploration and evaluation expense (iii)	0.1	—	1.2	1.1	—	—	3.5	2.5	0.1	—	5.3	4.9	—	—	10.0	7.4
Total co-product AISC	$30.3	$24.8	$16.3	$14.4	$29.8	$38.9	$23.4	$16.8	$85.3	$49.1	$46.0	$42.2	$86.4	$109.0	$64.4	$47.7
Commercial oz and lb produced	35,368	22,054			34,838	34,183			107,624	69,994			101,240	109,274
Commercial oz and lb sold	35,356	21,929			35,069	32,945			106,846	71,486			101,925	109,376
Cost of sales excl. DDA per oz and lb sold	$627	$1,092			$698	$1,007			$654	$1,014			$713	$975
DDA per oz and lb sold	$230	$—			$357	$322			$240	$228			$355	$375
Total cost of sales per oz and lb sold	$857	$1,092			$1,055	$1,329			$895	$1,242			$1,067	$1,350
Co-product cash cost per oz and lb produced	$613	$1,013			$693	$1,088			$640	$958			$700	$963
Co-product AISC per oz and lb produced	$856	$1,125			$852	$1,138			$793	$1,057			$854	$997

Co-product Cash Cost & AISC	For the three months ended September 30, 2018		For the three months ended September 30, 2017		For the nine months ended September 30, 2018		For the nine months ended September 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding DDA (i)	$—	$—	$—	$—	$—	$—	$—	$—
DDA	0.1	0.4	0.1	0.4	0.3	1.2	0.3	0.9
Total cost of sales	$0.1	$0.4	$0.1	$0.4	$0.3	$1.2	$0.3	$0.9
DDA	(0.1)	(0.4)	(0.1)	(0.4)	(0.3)	(1.2)	(0.3)	(0.9)
Total co-product cash cost	—	—	—	—	—	—	—	—
G&A, excl., shared-based compensation (iii)	1.7	—	1.1	4.3	3.2	—	2.9	10.9
Sustaining capital expenditures (iv)	0.1	—	—	0.1	0.1	—	0.1	0.3
Exploration and evaluation expense (iii)	0.1	—	0.2	0.8	0.4	—	0.6	2.1
Total co-product AISC	$1.9	$—	$1.3	$5.2	$3.7	$—	$3.6	$13.3

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By-product Cash Cost & AISC	For the three months ended September 30, 2018			For the three months ended September 30, 2017			For the nine months ended September 30, 2018			For the nine months ended September 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$148.0	$18.9	$42.6	$140.8	$15.3	$50.1	$417.7	$39.0	$123.7	$383.7	$39.2	$130.9
DDA	87.6	12.9	8.9	71.5	6.0	9.4	239.8	23.1	28.2	210.4	16.2	22.1
Total cost of sales	$235.6	$31.8	$51.5	$212.3	$21.3	$59.5	$657.5	$62.1	$151.9	$594.1	$55.4	$153.0
DDA	(87.6)	(12.9)	(8.9)	(71.5)	(6.0)	(9.4)	(239.8)	(23.1)	(28.2)	(210.4)	(16.2)	(22.1)
Inventory movement	4.0	1.3	0.4	(6.0)	(0.3)	(7.1)	(1.2)	0.8	0.5	(5.9)	0.4	(2.8)
Treatment and refining charges (ii)	1.0	—	6.1	1.7	—	9.8	3.4	—	20.0	4.0	—	23.2
Commercial and other costs	—	—	(0.1)	(0.1)	—	(0.2)	(0.2)	—	(0.7)	(0.2)	—	(0.9)
Overseas freight for Chapada Conc.	(0.5)	—	(2.1)	(0.6)	—	(2.6)	(1.7)	—	(6.6)	(1.6)	—	(6.7)
By-product credits from Chapada copper revenue	(74.3)	(10.7)	—	(91.7)	(6.1)	—	(242.4)	(22.2)	—	(212.7)	(15.4)	—
Chapada copper co-product cash cost	41.3	5.6	(47.0)	46.6	3.4	(50.0)	125.7	11.2	(136.9)	134.0	9.9	(143.8)
Total by-product cash cost	$119.5	$15.1	$(0.1)	$90.7	$12.3	$—	$301.3	$28.8	$—	$301.3	$34.1	$(0.1)
G&A, excl., shared-based compensation (iii)	17.7	2.2	—	4.2	1.4	—	52.1	4.3	—	54.2	3.8	—
Sustaining capital expenditures (iv)	44.4	5.0	—	2.5	3.4	—	108.9	9.7	—	109.2	11.3	—
Exploration and evaluation expense (iii)	2.2	0.3	—	1.4	0.3	—	8.1	0.6	—	12.7	1.0	—
Total by-product AISC	$183.8	$22.6	$(0.1)	$98.8	$17.4	$—	$470.4	$43.4	$—	$477.4	$50.2	$—
Commercial oz and lb produced	246,788	2,549,011		223,272	1,431,211.02		660,782	4,373,722		608,435	3,833,718.08
Commercial oz and lb sold	238,288	1,850,850		223,414	1,512,476.31		648,556	3,749,527		600,714	3,861,911.37
Cost of sales excl. DDA per oz and lb sold	$621	$10.19		$630	$10.12		$644	$10.40		$639	$10.16
DDA per oz and lb sold	$368	$6.96		$320	$3.97		$358	$6.16		$350	$4.19
Total cost of sales per oz and lb sold	$989	$17.15		$950	$14.09		$1,002	$16.56		$989	$14.34
By-product cash cost per oz and lb produced	$484	$5.96		$407	$8.64		$456	$6.58		$495	$8.91
By-product AISC per oz and lb produced	$745	$8.89		$668	$12.24		$712	$9.94		$785	$13.12
_____________________________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2017 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iv)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(v)
Total Gold (from Yamana Mines) equals to "Total Gold" less Brio Gold and Gualcamayo in this table. Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 21(b) Operating Segments, Information about Profit or Loss, to the Company's Condensed Consolidated Interim Financial Statements. Amount excludes the impact of commercial production from Cerro Moro which reached commercial production on June 26, 2018.

(vi)
Quantities sold for the purpose of determining cost of sales per silver ounce sold exclude silver sales for Canadian Malartic, as silver is considered a by-product for the mine, and therefore all costs are allocated to gold production.

(vii)	Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

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NET DEBT

As at, (In millions of US Dollars)	September 30, 2018	December 31, 2017
Debt
Non-current portion	$1,776.3	$1,747.7
Current portion	2.2	110.0
Total debt	$1,778.5	$1,857.7

Less: Cash and cash equivalents	120.7	148.9
Net Debt	$1,657.8	$1,708.8

AVERAGE REALIZED METAL PRICES

For the three months ended September 30,	2018				2017
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$416.8	$307.9	$28.8	$80.1	$493.4	$378.6	$26.2	$88.6
Treatment and refining charges of concentrate	7.7	1.1	—	6.6	11.5	1.7	—	9.8
Sales taxes	7.9	6.5	—	1.4	5.0	2.6	—	2.4
Metal price adjustments related to concentrate revenue	(4.3)	0.2	—	(4.5)	4.8	0.0	—	4.8
Other adjustments	(0.1)	(0.1)	—	—	(0.1)	(0.1)	0.1	(0.1)
Gross revenue	$428.0	$315.6	$28.8	$83.6	$514.6	$382.8	$26.3	$105.5

Commercial gold/silver ounces, million pounds of copper sold		260,217	1,899,642	28.6		299,588	1,574,943	36.5
Revenue per gold/silver ounce, pound of copper sold		$1,183	$15.16	$2.80		$1,264	$16.64	$2.43
Average realized price per gold/silver ounce, pound of copper sold		$1,213	$15.14	$2.93		$1,278	$16.66	$2.89

For the nine months ended September 30,	2018				2017
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$1,298.0	$997.2	$62.9	$237.9	$1,325.0	$1,051.4	$68.3	$205.3
Treatment and refining charges of concentrate	24.5	3.4	—	21.1	27.3	4.0	0.1	23.2
Sales taxes	17.1	12.3	—	4.8	13.0	8.1	—	4.9
Metal price adjustments related to concentrate revenue	4.0	0.7	—	3.3	(0.4)	(0.8)	—	0.4
Other adjustments	0.3	0.3	—	—	(0.6)	(0.4)	—	(0.2)
Gross revenue	$1,343.9	$1,013.9	$62.9	$267.1	$1,364.3	$1,062.3	$68.4	$233.6

Commercial gold/silver ounces, million pounds of copper sold		790,794	3,935,785	88.0		845,691	4,043,957	86.9
Revenue per gold/silver ounce, pound of copper sold		$1,261	$15.98	$2.70		$1,243	$16.89	$2.36
Average realized price per gold/silver ounce, pound of copper sold		$1,282	$15.98	$3.03		$1,256	$16.92	$2.69

11.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

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As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended September 30, 2018, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2018 and December 31, 2017 and results of operations for the periods ended September 30, 2018 and September 30, 2017.

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This Management’s Discussion and Analysis has been prepared as of October 25, 2018. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for three and nine months ended September 30, 2018 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2017, as well as the most recent Annual Information Form for the year ended December 31, 2017 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2017 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, the Company's expectations in connection with the satisfaction of all closing conditions of the aforementioned sale transaction, the completion of the aforementioned sale transaction, the expected use of proceeds discussed herein and delivering value creation over the long term, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

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Scientific and technical information contained in this Management’s Discussion and Analysis relating to operations at Chapada, Canadian Malartic and Jacobina has been reviewed and approved by Yohann Bouchard (Senior Vice President, Operations); relating to operations at El Peñón, Cerro Moro, Minera Florida and Gualcamayo has been  reviewed and approved by Esteban Chacon (Manager, Technical Services); and relating to exploration has been reviewed and approved by Henry Marsden (Senior Vice President, Exploration). Each of Messrs. Bouchard, Chacon and Marsden is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2017 and other continuous disclosure documents filed by the Company since January 1, 2018 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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